UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2021

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2020

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
1

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the six months and year ended 31 December 2020
Johannesburg, 22 February 2021 - AngloGold Ashanti is pleased to provide its financial and operational update for the six months and year ended 31 December 2020.

•Added Ore Reserve of 6.1Moz on a gross basis, 2.6Moz on a net basis, for a net increase of 10% year-on-year - reserve life ∧ increased to about 11 years
•Free cash flow increased 485% year-on-year to $743m in 2020 – excluding asset sale proceeds – from $127m in 2019
•Free cash flow before growth capital up 124% year-on-year to $1,003m in 2020, from $448m in 2019
•Net cash inflow from operating activities increased 58% to $1,654m in 2020, from $1,047m in 2019
•Achieved 2020 full year guidance: Production of 3.047Moz in 2020, which includes COVID-19 impacts estimated at 140,000oz
•All-in sustaining costs (AISC) margin from continuing operations rose to 40% in 2020, from 28% in 2019
•Profit from continuing operations increased 160% year-on-year to $946m in 2020, from $364m in 2019
•Adjusted EBITDA up 50% year-on-year to $2,593m in 2020, from $1,723m in 2019; highest since 2012
•Dividend increased more than fivefold to 48 US cents per share in 2020, from 9 US cents per share in 2019
•Adjusted net debt from continuing operations down by 62% year-on-year to $597m in 2020, from $1,581m in 2019; lowest in the last ten years
•Regrettably one fatality during H2 2020; 6 fatalities in total for 2020; All-injury frequency rate (AIFR) improved by 28% to 2.39 injuries / million hours worked

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2020	2019	2020	2019
Operating review		US Dollar / Imperial
Gold
Produced - Continuing and discontinued operations	- oz (000)	1,578	1,727	3,047	3,281
Sold - Continuing and discontinued operations	- oz (000)	1,567	1,691	3,082	3,268
Financial review
Continuing and discontinued operations
Price received	- $/oz	1,889	1,469	1,768	1,387
Total cash costs per ounce	- $/oz	828	762	819	776
All-in sustaining costs per ounce	- $/oz	1,086	993	1,059	998
All-in costs per ounce	- $/oz	1,220	1,203	1,200	1,162
Gold income	- $m	2,579	2,204	4,730	3,993
Cost of sales	- $m	1,522	1,610	2,986	3,105
Total cash costs	- $m	1,238	1,247	2,352	2,393
Gross profit	- $m	1,115	646	1,792	983
Adjusted EBITDA	- $m	1,498	1,033	2,593	1,723
Capital expenditure	- $m	427	496	792	814
Net cash inflow from operating activities	- $m	1,049	704	1,654	1,047
Free cash flow *	- $m	566	159	743	127
Headline earnings	- $m	596	259	1,000	379
	- US cents/share	142	62	238	91
Continuing operations
Profit (loss) attributable to equity shareholders	- $m	564	234	946	364
	- US cents/share	135	56	225	87
Adjusted EBITDA *	- $m	1,434	935	2,470	1,580
Total borrowings	- $m	2,084	2,204	2,084	2,204
Adjusted net debt *	- $m	597	1,581	597	1,581
Capital expenditure	- $m	411	466	757	754

∧ Ore Reserve / Annual Production from continuing operations.
* Refer to "Non-GAAP disclosure" and the Glossary in the Annual financial statements for the year ended 31 December 2019 for definitions.
$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.
The information on this page and in the Financial and Operating Report is provided for the AngloGold Ashanti group as a whole, unless otherwise indicated. Following the announcement of the South Africa assets sale, the South African operations are recorded as discontinued operations in the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2020. Refer to “Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2020—Note 8—Discontinued operations and assets and liabilities held for sale” for further details. The Non-GAAP disclosures on pages 53-57 following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2020 are based on the continuing operations of the group, where indicated. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 3.

Published : 22 February 2021
December 2020
Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 31 December 2020
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	830	—	(827)	1	1,003	16	818	12
DRC
Kibali - Attr. 45% 4 6	183	2	(176)	5	808	8	663	10
Ghana
Iduapriem	138	(1)	(133)	(17)	1,050	9	719	(20)
Obuasi [5]	77	4,911	(34)	—	1,316	—	1,145	—
Guinea
Siguiri - Attr. 85% [6]	116	7	(177)	27	1,422	18	1,357	23
Tanzania
Geita	316	(12)	(276)	(4)	915	20	722	22
Non-controlling interests, exploration and other			(31)	27

AUSTRALIA	293	(2)	(374)	20	1,279	22	970	28
Sunrise Dam	140	18	(189)	18	1,348	(6)	1,084	(7)
Tropicana - Attr. 70% [6]	153	(15)	(172)	17	1,135	48	793	64
Exploration and other			(13)	119

AMERICAS	359	(5)	(378)	(14)	930	(12)	637	(11)
Argentina
Cerro Vanguardia - Attr. 92.50% [6]	81	(31)	(116)	(9)	972	13	604	(4)
Brazil
AngloGold Ashanti Mineração	209	12	(201)	(13)	952	(19)	671	(16)
Serra Grande	69	(4)	(51)	(31)	800	(23)	563	(12)
Non-controlling interests, exploration and other			(10)	72

OTHER			(6)	10

Equity-accounted joint ventures included above			176	(15)

Continuing operations	1,482	(1)	(1,409)	3	1,069	9	807	10

SOUTH AFRICA
Mponeng	58	(55)	(67)	(54)	1,320	15	1,094	17
Total Surface Operations	38	(61)	(45)	(54)	1,322	30	1,213	27

Discontinued operations	96	(58)	(113)	(54)	1,324	20	1,140	20

Total continuing and discontinued operations	1,578	(9)	(1,522)	(5)	1,086	9	828	9

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance December 2020 six months on December 2019 six months - increase (decrease).
[4] Equity accounted joint ventures.
[5] Pre-production ounces amount to 47,000oz.
6 On an attributable basis.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
1

Operations at a glance
for the year ended 31 December 2020
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	1,603	4	(1,572)	(2)	935	4	757	—
DRC
Kibali - Attr. 45% 4 6	364	(1)	(340)	1	809	15	629	10
Ghana
Iduapriem	275	—	(280)	(3)	985	11	731	(10)
Obuasi [5]	127	8,189	(34)	—	1,316	—	1,145	—
Guinea
Siguiri - Attr. 85% [6]	214	1	(321)	20	1,397	19	1,293	19
Tanzania
Geita	623	3	(542)	(5)	814	(9)	641	(8)
Non-controlling interests, exploration and other			(55)	20

AUSTRALIA	554	(10)	(705)	12	1,225	24	968	33
Sunrise Dam	256	1	(342)	8	1,320	6	1,069	5
Tropicana - Attr. 70% [6]	298	(17)	(338)	14	1,061	40	807	60
Exploration and other			(25)	48

AMERICAS	649	(9)	(764)	(7)	1,003	(3)	721	(2)
Argentina
Cerro Vanguardia - Attr. 92.50% [6]	173	(23)	(249)	(2)	931	8	699	4
Brazil
AngloGold Ashanti Mineração	362	—	(392)	(7)	1,050	(5)	747	(5)
Serra Grande	114	(7)	(101)	(23)	953	(14)	665	(6)
Non-controlling interests, exploration and other			(22)	(27)

OTHER			2	(207)

Equity-accounted joint ventures included above			340	(21)

Continuing operations	2,806	(2)	(2,699)	3	1,037	6	790	6

SOUTH AFRICA
Mponeng	134	(45)	(163)	(43)	1,365	15	1,164	19
Total Surface Operations	107	(39)	(124)	(34)	1,201	15	1,131	15

Discontinued operations	241	(42)	(287)	(40)	1,296	14	1,149	17

Total continuing and discontinued operations	3,047	(7)	(2,986)	(4)	1,059	6	819	6

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance December 2020 year on December 2019 year - increase (decrease).
[4] Equity accounted joint ventures.
[5] Pre-production ounces amount to 97,000oz.
6 On an attributable basis.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
2

GROUP - Operating and Financial review

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2020	2019	2020	2019
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,578	1,727	3,047	3,281
Produced from continuing operations	- oz (000)	1,482	1,501	2,806	2,862
Produced from discontinued operations	- oz (000)	96	226	241	419
Sold - Total	- oz (000)	1,567	1,691	3,082	3,268
Sold from continuing operations	- oz (000)	1,471	1,471	2,834	2,854
Sold from discontinued operations	- oz (000)	96	220	248	414

Price received per ounce from continuing and discontinued operations	- $/oz	1,889	1,469	1,768	1,387
Price received per ounce from continuing operations *	- $/oz	1,895	1,477	1,778	1,394
Price received per ounce from discontinued operations	- $/oz	1,806	1,410	1,651	1,337

All-in sustaining costs per ounce from continuing and discontinued operations	- $/oz	1,086	993	1,059	998
All-in sustaining costs per ounce from continuing operations *	- $/oz	1,069	977	1,037	978
All-in sustaining costs per ounce from discontinued operations	- $/oz	1,324	1,099	1,296	1,132

All-in costs per ounce from continuing and discontinued operations	- $/oz	1,220	1,203	1,200	1,162
All-in costs per ounce from continuing operations *	- $/oz	1,209	1,202	1,185	1,151
All-in costs per ounce from discontinued operations	- $/oz	1,392	1,212	1,367	1,240

Total cash costs per ounce from continuing and discontinued operations	- $/oz	828	762	819	776
Total cash costs per ounce from continuing operations *	- $/oz	807	735	790	746
Total cash costs per ounce from discontinued operations	- $/oz	1,140	946	1,149	981

Gold income - Total	- $m	2,579	2,204	4,730	3,993
Gold income from continuing operations	- $m	2,405	1,894	4,322	3,439
Gold income from discontinued operations	- $m	174	310	408	554

Cost of sales - Total	- $m	1,522	1,610	2,986	3,105
Cost of sales from continuing operations	- $m	1,409	1,363	2,699	2,626
Cost of sales from discontinued operations	- $m	113	247	287	479

Total cash costs - Total	- $m	1,238	1,247	2,352	2,393
Total cash costs from continuing operations	- $m	1,129	1,033	2,074	1,981
Total cash costs from discontinued operations	- $m	109	214	278	412

Gross profit - Total	- $m	1,115	646	1,792	983
Gross profit from continuing operations	- $m	1,051	581	1,709	904
Gross profit from discontinued operations	- $m	64	65	83	79

Adjusted EBITDA - Total	- $m	1,498	1,033	2,593	1,723
Adjusted EBITDA from continuing operations *	- $m	1,434	935	2,470	1,580
Adjusted EBITDA from discontinued operations	- $m	64	98	123	143

Profit (loss) attributable to equity shareholders - Total	- $m	532	(127)	953	(12)
Profit attributable to equity shareholders from continuing operations	- $m	564	234	946	364
Profit (loss) attributable to equity shareholders from discontinued operations	- $m	(32)	(361)	7	(376)
Profit (loss) attributable to equity shareholders - Total	- US cents/share	127	(30)	227	(3)
Profit attributable to equity shareholders from continuing operations	- US cents/share	135	56	225	87
Profit (loss) attributable to equity shareholders from discontinued operations	- US cents/share	(8)	(86)	2	(90)

Headline earnings	- $m	596	259	1,000	379
	- US cents/share	142	62	238	91
Net cash inflow from operating activities	- $m	1,049	704	1,654	1,047
Free cash flow *	- $m	566	159	743	127

Continuing operations
Total borrowings	- $m	2,084	2,204	2,084	2,204
Adjusted net debt *	- $m	597	1,581	597	1,581
Capital expenditure	- $m	411	466	757	754

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions and Surface sources.

* Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
3

Free cash flow ($m) (1)

	Six months ended Dec 2020	Six months ended Dec 2019	Year ended Dec 2020	Year ended Dec 2019

Net cash inflow from operating activities from continuing operations	993	641	1,545	958
Net cash inflow from operating activities from discontinued operations	56	63	109	89
Net cash inflow from operating activities	1,049	704	1,654	1,047
Capital expenditure	(394)	(439)	(701)	(703)
Net cash from operating activities after capital expenditure	655	265	953	344
Repayment of lease liabilities	(24)	(22)	(47)	(42)
Finance costs accrued and capitalised	(93)	(74)	(188)	(149)
Net cash flow after capital expenditure and interest	538	169	718	153
Other net cash inflow (outflow) from investing activities from continuing operations	269	(7)	278	22
Net cash inflow (outflow) from investing activities from discontinued operations	(14)	(25)	(31)	(54)
Add backs:
Proceeds on disposal of South African assets	(200)	—	(200)	—
Recognition of joint operation - cash	(2)	—	(2)	—
Cash restricted for use	2	16	9	—
Cash in subsidiary sold and transferred to held for sale	(1)	6	(3)	6
Proceeds from disposal of associate	(26)	—	(26)	—
Free cash flow	566	159	743	127
(1) Refer to note F under "Non-GAAP disclosure" for definition.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
4

Financial and Operating Report
for the six months and year ended 31 December 2020

STRATEGIC AND CORPORATE REVIEW
The following amounts include both continuing and discontinued operations, unless otherwise stated.

AngloGold Ashanti reported a solid operational and financial performance for 2020, with good progress made in delivering on strategic commitments, despite the continuing COVID-19 pandemic. At the start of the year, AngloGold Ashanti outlined a series of important objectives as it sought to streamline the business, further strengthen its balance sheet, improve the overall quality of its portfolio, increase the lives of its key assets and ensure improved direct returns to its shareholders.

Progress was made on each of these objectives, with the increased investment in its ore bodies yielding net increases in Ore Reserve and Mineral Resource of continuing operations; the redevelopment of the Obuasi Gold Mine tracking to its revised schedule; the portfolio streamlined following the sale of operating assets in South Africa and Mali; the balance sheet further strengthened with debt at its lowest levels in a decade and a marked improvement in cash generation; and feasibility studies for two Colombian projects progressing to schedule ahead of investment decisions this year. The improved performance of the business, coupled with a higher dividend payout ratio, ensured a fivefold increase in the annual dividend payment for 2020. The Company achieved each of these strategic milestones without approaching shareholders for new equity in the last decade.

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020, to increase investment in Ore Reserve development and brownfields exploration. The aim of this investment was to increase the rate of Ore Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve knowledge of the ore bodies in the portfolio. This programme is designed to use incremental sustaining capital investment to unlock latent value from within the existing portfolio.

One year into this initiative, solid progress has been made with the gross addition of 6.1Moz of Ore Reserve. This was achieved primarily by exploration activities across the portfolio, with 14% of the gross increase arising from a $100/oz increase in Ore Reserve pricing, to $1,200/oz. This success increased the reserve life of the portfolio to about 11 years.

At Geita, a key asset where extending the published reserve life is a priority, 1.4Moz of Ore Reserve were added, with 0.6Moz of depletion. Geita ended the year at 2.34Moz, 55% higher year-on-year after accounting for depletion. As a result, Geita’s reserve life, based on Ore Reserve and a normalised long-term production base (525koz) increased by almost 80%, to five years. Across the rest of the group, Obuasi added 1.8Moz in gross Ore Reserve and there were steady gross gains totaling 2.8Moz at Kibali, Iduapriem, AGA Mineração, Siguiri, Serra Grande, CVSA and Sunrise Dam.

As we continue to allocate capital to this important exploration and development programme over the next two years, in addition to increased capital expenditure on tailings, mainly in Brazil where compliance with new legislation is necessary, sustaining capital is expected to increase to $260/oz - $290/oz in 2021. The exploration and development programme is expected to continue over the next two years, after which sustaining capital is expected to revert to the normalised range of $160/oz - $200/oz.

The Company has demonstrated its ability to balance the competing capital needs of the business with delivering improved dividends to shareholders. Enhanced delivery on the above-mentioned objectives continued through the leadership change, and amidst the rapidly changing COVID-19 landscape. Among the key milestones achieved in 2020 were:

Ore Reserve increased 6.1Moz on a gross basis, increasing reserve life to about 11 years	☑
Mineral Resource increased by 7%, ensuring future development pipeline is replenished	☑
Free cash flow up more than fivefold to $743m, driving Adjusted net debt to its lowest level in ten years, at $597m	☑
Annual guidance met or improved upon for the eighth consecutive year on production, cost and capital expenditure	☑
Dividend pay-out ratio doubled to 20% of free cash flow before growth capital; annual dividend increased fivefold, a 2% yield	☑
Improved balance sheet flexibility with new $700m, 10-year bond at a record low coupon for AGA of 3.75% per annum	☑
Commercial production achieved at Obuasi Phase 1; Phase 2 90% complete	☑
Achieved commercial underground production at Tropicana’s Boston Shaker - on schedule and within budget	☑
Commenced development of a third underground mine at Geita, waste-stripping at Iduapriem Cut 2 and Tropicana Havana Stage 2	☑
Provided multi-year guidance and indicative outlook on production, cost and capital; showcasing longer-term potential at 23 February Capital Markets Day	☑
Ensured tight cost management to maximise the benefit of a higher gold price	☑
Streamlined the portfolio with the sale of the South African operating assets, as well as the Sadiola and Morila operations in Mali	☑
All-injury frequency rate (AIFR) for the year improved by 28% to a record 2.39 injuries per million hours worked	☑

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
5

OPERATING AND FINANCIAL FULL-YEAR REVIEW
The following amounts include both continuing and discontinued operations, unless otherwise stated.

Net cash inflow from operating activities for the year increased by 58% to $1,654m in 2020, compared to $1,047m in 2019. Free cash flow for the year improved by 485% to $743m in 2020, compared to $127m in the prior year, primarily driven by the increase in received gold prices.

Production for 2020 was within our revised guidance issued in September 2020, at 3.047Moz at a total cash cost of $819/oz, compared with 3.281Moz at a total cash cost of $776/oz in 2019. The 7% reduction in production was due mainly to the sale of our remaining South African producing assets, the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic. The Company’s AISC came in at $1,059/oz in 2020, compared with $998/oz in 2019. The COVID-19 impact on production in 2020 was estimated at 140koz or 5% and its impact on AISC was estimated at $55/oz or 5%. Production from continuing operations for 2020 was 2.806Moz at a total cash cost of $790/oz, compared with 2.862Moz at a total cash cost of $746/oz in 2019. AISC for these continuing operations was $1,037/oz in 2020, compared with $978/oz in 2019. On a continuing operations basis, the impact on production from COVID-19 in 2020 was estimated at 59koz or 2% and its impact on AISC was estimated at $32/oz or 3%.

The performance for the year was underpinned by Geita's highest annual production level in 15 years, whilst steady performances at Kibali, Iduapriem, Siguiri, Sunrise Dam, and AGA Mineração helped offset declines in production at Tropicana, Cerro Vanguardia (CVSA) and Serra Grande. The Obuasi Redevelopment Project continued its ramp-up, delivering a 127,000oz in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of lockdowns in various jurisdictions during the year.

	Guidance 2020 *	Actual 2020	Met / Improved
Production (‘000 oz)	3,030 - 3,100	3,047	☑
All-in sustaining costs ($/oz)	1,060 - 1,120	1,059	☑
Capital expenditure ($m)	890 - 950	792	☑
* Reinstated 2020 Group Guidance (including contribution from the South African assets to end of September 2020)

The average gold price received in 2020 was $1,768/oz, a 27% increase on the $1,387/oz recorded in 2019. The higher gold price helped drive the improved financial performance year-on-year. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 50% year-on-year to $2,593m in 2020, from $1,723m in 2019.

Basic earnings for the period ended 31 December 2020 were $953m, or 227 US cents per share, compared with a $12m loss, or 3 US cents loss per share in 2019. Basic earnings for the continuing business for the period ended 31 December 2020 were $946m, or 225 US cents per share, compared with $364m or 87 US cents per share in 2019.

Headline earnings for the period ended 31 December 2020 were $1,000m, or 238 US cents per share, compared with $379m, or 91 US cents per share in 2019. Headline earnings benefitted from the higher gold price net of increased profit-related taxes.

Free cash flow generation was the highest since 2011, aided by the improved gold price, but partly offset by lower gold output, higher operating costs, royalties and taxation, and further impacted by the continued slow cash repatriation from the Democratic Republic of the Congo (DRC). Cumulative cash receipts from the DRC in 2020 totaled $140m, which included dividends of $49m received from Kibali (Jersey) Limited in the fourth quarter of 2020. At 31 December 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424m. Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining Code and the cash repatriation. Since the third quarter of 2020, VAT offsets and refunds have also been impacted by the COVID-19 pandemic in the DRC.

Free cash flow was impacted by unfavourable working capital movements, related mainly to inventories, the VAT lock-up at Geita and increased export-duty receivables at Cerro Vanguardia. On 1 July 2020, the Finance Act, 2020 (No. 8) became effective in Tanzania, amending the Value Added Tax Act, 2014 (No. 5), without retrospective effect, specifically by deleting the disqualification of refunds due to exporters of ‘raw minerals’. This allows for the recovery of VAT refunds for mineral exporters from July 2020 onwards. CVSA had a cash balance of $137m equivalent as at 31 December 2020, of which $50m is currently eligible to be declared as dividends. Application has been made to the Central Argentine Bank to approve $11m of this eligible amount to be paid offshore to AGA, however, approval remains pending. The cash is fully available for CVSA’s operational requirements.

Adjusted net debt for continuing operations declined by 62% to $597m at 31 December 2020, from $1.581bn at 31 December 2019. Adjusted EBITDA from continuing operations increased by 56% year-on-year to $2,470m in 2020, from $1,580m in 2019. The ratio of Adjusted net debt to Adjusted EBITDA from continuing operations at the end of December 2020 was 0.24 times compared with 1.00 times at the end of December 2019, below the targeted level of 1.0 times through the cycle. This reflects disciplined reduction in debt and robust cash generation from the business.

Total capital expenditure (including equity accounted investments) decreased by 3% to $792m in 2020, compared to $814m in 2019. This included growth capital expenditure of $260m relating to Obuasi, Siguiri, Geita, Tropicana, Sunrise Dam and Quebradona in 2020, compared to $321m invested in growth projects in the prior year. Sustaining capital expenditure was 8% higher in 2020 at $532m, compared with $493m in 2019 as the Company steadily progressed its reinvestment programme, focusing on Ore Reserve Development and Reserve Conversion at sites with high geological potential. A further $112m was spent on exploration, of which $67m was spent on Greenfields exploration and study costs, largely in Colombia and North America while $45m was spent on non-sustaining exploration drilling to improve Mineral Resource at current operations.

During 2020, we concluded a 10-year $700m bond offering, priced at 3.75% per annum - the lowest coupon achieved by the Company for a bond offering - with the net proceeds directed to repaying a portion of outstanding borrowings. The initial proceeds of $200m received from the sale of the South African producing assets were utilised to further reduce debt. The balance sheet remains robust, with strong liquidity comprising the $1.4bn multi-currency Revolving Credit Facility (RCF) which is undrawn, the $150m Geita RCF of which $41m is undrawn, the $65m Siguiri RCF which is fully drawn, the South African R500m ($34m) RMB corporate overnight facility which is undrawn, and cash

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
6

and cash equivalents of approximately $1.3bn at 31 December 2020. The South African R1.4bn RCF, R2.5bn RCF and R1bn RCF facilities were cancelled voluntarily in 2020. The $1bn standby facility that was put in place at the onset of the COVID-19 pandemic in order to provide additional liquidity was cancelled on 1 October 2020.

Free cash flow before growth capital – the metric on which dividends are calculated – increased by 124% to $1,003m in 2020 versus $448m in the prior year.

On 19 February 2021, the Board approved a dividend of ZAR 705 cents per share (approximately 48 US cents per share), in line with the improved dividend payout ratio of 20% of free cash flow, before growth capital expenditure. This compares to a dividend of ZAR 165 cents per share (9 US cents per share) in 2019. The Board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility.

SECOND HALF YEAR REVIEW
The following amounts include both continuing and discontinued operations, unless otherwise stated.

Free cash flow of $566m was generated in the second half of 2020, compared to $159m for the second half of 2019. The Company generated $679m of free cash flow before growth capital during the last six months of 2020, compared to $380m during the second half of 2019.

Production for the second half of 2020 was 1.578Moz at a total cash cost of $828/oz, compared to 1.727Moz at a total cash cost of $762/oz for the last six months of 2019. AISC was $1,086/oz for the last six months of 2020, compared to $993/oz for the same period in 2019. This included COVID-19 impacts estimated at 55koz on production and $55/oz on AISC.

Adjusted EBITDA was $1,498m during the second half of 2020, compared to $1,033m during the second half of 2019. For the last six months of 2020, basic earnings were $532m, or 127 US cents per share, compared to a basic loss of $127m, or a loss of 30 US cents per share, in the comparable period in 2019. Headline earnings for the second half of 2020 were $596m, or 142 US cents per share, versus $259m, or 62 US cents per share in the second half of 2019.

Capital expenditure in the second half of 2020 was $427m (including equity-accounted investments), compared to $496m in the second half of 2019. For the period under review, growth capital expenditure amounted to $113m, compared to $222m during the second half of 2019.

Summary of six months-on-six months and year-on-year operating and cost variations:
Particulars	Six months ended Dec 2020	Six months ended Dec 2019	% Variance six months vs prior year six months	Year ended Dec 2020	Year ended Dec 2019	% Variation year vs prior year
Operating review Gold
Production from continuing operations (kozs)	1,482	1,501	(1)	2,806	2,862	(2)
Production from discontinued operations (kozs)	96	226	(58)	241	419	(42)
Production from continuing and discontinued operations (kozs)	1,578	1,727	(9)	3,047	3,281	(7)

Financial review

Continuing and discontinued operations
Total cash costs per ounce ($/oz)	828	762	9	819	776	6
Capital expenditure ($m)	427	496	(14)	792	814	(3)
All-in sustaining costs per ounce ($/oz) (1)	1,086	993	9	1,059	998	6
All-in costs per ounce ($/oz) (1)	1,220	1,203	1	1,200	1,162	3
Adjusted EBITDA ($m)	1,498	1,033	45	2,593	1,723	50
Net cash inflow from operating activities ($m)	1,049	704	49	1,654	1,047	58
Free cash flow ($m) (3)	566	159	256	743	127	485

Continuing operations
Total cash costs per ounce ($/oz) (2)	807	735	10	790	746	6
Capital expenditure ($m)	411	466	(12)	757	754	—
All-in sustaining costs per ounce ($/oz) (1) (2)	1,069	977	9	1,037	978	6
All-in costs per ounce ($/oz) (1) (2)	1,209	1,202	1	1,185	1,151	3
Adjusted EBITDA ($m) (2)	1,434	935	53	2,470	1,580	56
Net cash inflow from operating activities ($m)	993	641	55	1,545	958	61
(1) World Gold Council standard.
(2) Refer to "Non-GAAP disclosure" for definition.
(3) Refer to note F under "Non-GAAP disclosure" for definition.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
7

GUIDANCE AND INDICATIVE OUTLOOK
Following the key strategic objectives set out by the Company a year ago, related to streamlining the portfolio and reinvestment in assets with high geological potential, AngloGold Ashanti is pleased to provide a detailed two-year guidance, as well as a five-year indicative outlook.

The Company expects to see an average 2.0% compound annual growth rate (CAGR) in gold production over the next two years relative to 2020 production from continuing operations. The primary driver of production growth is related to Obuasi operating at steady-state, Tropicana reverting to normalised production levels following the reinvestment in its life extension, and AGA Mineração, Siguiri and Sunrise Dam expected to increase production to higher levels.

Sustaining capital expenditure for each of 2021 and 2022 is expected to range between $720m to $820m, which includes investments in Ore Reserve Development and Exploration ($330m to $380m) and Brazil tailings compliance capital for 2021 ($70m to $80m). On a per ounce basis, however, sustaining capital will decline in 2022 as production increases further.

On a five-year indicative outlook, the Company expects to see an average of 5.0% CAGR in gold production between 2021 and 2025. This is underpinned by the Company’s ten operating assets, as well as the Company potentially moving forward with investments in the Quebradona and Gramalote projects. As a result of these investments, non-sustaining capital expenditure is expected to increase in 2022 to 2024, before declining. Following the completion of these projects, as well as the expected return of sustaining capital to normalised levels following the current intensive brownfields investment campaign, the Company is expected to be well positioned to operate at an AISC between $900/oz - $1,150/oz – in nominal terms – in 2025.

The Colombian projects – should they be approved – will have a material impact on the production and cost trajectory of the business over the long term. These are long-life and low-cost projects, and at steady-state production, are expected to improve the Company’s long-term AISC by about 10%. The Quebradona project would give AngloGold Ashanti exposure to the copper market.

Details of the potential that exists within the portfolio and the vision for each site will be provided at the Capital Markets Day planned on 23 February 2021.

The development of Ore Reserve is key to the long-term success and sustainability of AngloGold Ashanti, and the Company is committed to enhance operating flexibility and extend the lives of its existing mines by converting its Mineral Resource into better defined Ore Reserve as well as growing its Mineral Resource base. This focused investment programme, now in its second year, continues to build on the positive momentum garnered in 2020, and these investments are expected to position the Company to add Ore Reserve as well as, where applicable, Mineral Resource.

The Company is working on a new Climate Strategy, that includes implementation of the recommendations of the Task Force on Climate- Related Financial Disclosure created by the Financial Stability Board. This is expected to be completed during 2021, along with new emission reduction targets and strategies to further reduce emissions and our carbon footprint.

We continue to enforce capital and cost discipline across the business, ensuring that we continue to deliver strong cash flow generation in the elevated gold price environment, while prioritising the health and wellbeing of our employees and our host communities.

Guidance

		Actual (1)	Guidance		Indicative outlook
		2020	2021	2022	2023	2024	2025
Production (000oz)		2,806	2,700 - 2,900	2,825 - 3,025	2,900 - 3,150	3,150 - 3,450	3,200 -3,600
Costs	All-in sustaining costs ($/oz)	1,037	1,130 - 1,230	1,130 - 1,230	1,050 -1,200	950 - 1,150	900 -1,150
	Total cash costs ($/oz)	790	790 - 850	800 - 840
Capital expenditure	Total ($m)	757	990 - 1,140	1,120- 1,270	1,050 -1,250	950 - 1,200	800 - 1,100
	Sustaining capex ($m)	497	720 - 820	720 - 820
	Non-sustaining capex ($m)	260	270 - 320	400 - 450
Overheads	Corporate costs ($m)	68	85 - 90	85 - 90
	Expensed exploration and study costs ($m)	124	165 - 185	125 - 135
Depreciation and amortisation ($m)		570	600	660
Depreciation and amortisation ($m) - included in equity accounted earnings		104	130	130
Interest and finance costs ($m) - income statement		138	125	115
Other operating expenses ($m)		57	50	30
(1) Actual results from continuing operations

Economic assumptions for 2021 are as follows: $/A$0.72, BRL5.00/$, AP98.00/$, ZAR16.95/$; and Brent $50/bbl.

Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (excepted as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
8

COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects. However, the Board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.

SAFETY

The Company continues to focus on safe production and the health of employees across all operations. Regrettably, we recorded one fatality during the second half of the year ended 31 December 2020 which occurred in Ghana at Obuasi when the driver of a private vehicle exiting the mining estate lost control of the vehicle, veered off the road and struck an employee of our contracted security company. Five workplace fatalities were recorded during the first half of the year as were previously reported. These comprised four deaths in South Africa and one at Obuasi in Ghana. Subsequent to the end of the year an underground blaster was fatally injured in a fall of ground incident at the Serra Grande mine in Brazil.

The group All-injury frequency rate (AIFR), which is the broadest measure of workplace safety, improved 28% to a record 2.39 injuries per million hours worked in 2020, from a rate of 3.31 injuries per million hours worked in 2019. The portfolio of managed operations outside of South Africa reported an AIFR of 1.68 during the year, their best performance ever. The Company’s safe production strategy, which continues its focus on achieving our goal of zero harm, is aided by safety campaigns and has yielded safety-performance improvements over time.

COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These steps have been in line with the Company's values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organisation (WHO). The health and wellbeing of our employees and our host communities remains our key priority.

The Company continues to conduct increased screening and surveillance of employees, allowing only essential travel. Mandatory quarantine has been instituted for arriving travelers and increased hygiene awareness campaigns and facilities, are present across its operations. These protocols are in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions. Our thoughts and prayers are with the families, colleagues and loved ones of those who have been impacted by the virus.

The impact on production in 2020 from COVID-19 was estimated at 140,000oz, and its impact on AISC was estimated at $55/oz, or about 5% (of this, $22/oz is estimated to be related to costs incurred and $33/oz to lost production). Consumable inventory levels were increased at certain operations to mitigate potential supply chain challenges resulting from the pandemic.

As of 18 February 2021, all of AngloGold Ashanti’s mines are operating normally subject to updated protocols and various travel restrictions, except for Cerro Vanguardia which is currently running at between 60% to 80% mining capacity due to continuing inter-provincial travel restrictions in Argentina, which prevent certain employees getting to site.

Second waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. As with the first wave, the current increase in cases is being countered by government-imposed movement restrictions, including mandatory isolation and quarantine measures. Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current conditions.

OPERATING HIGHLIGHTS

Continuing operations

The Continental Africa region delivered a strong production performance, with gold production increasing by 4% year-on-year to 1.603Moz at a total cash cost of $757/oz for the year ended 31 December 2020 compared to 1.538Moz at $759/oz the prior year. The region’s AISC were $935/oz in the year ended 31 December 2020, compared to $896/oz for the year ended 31 December 2019.

In the DRC, Kibali produced 364,000oz at a total cash cost of $629/oz for the year ended 31 December 2020, compared to 366,000oz at a total cash cost of $572/oz in 2019. Total cash costs increased due to higher operational costs and increased royalties resulting from the higher gold price received.

For the six months ended 31 December 2020, Kibali produced 183,000oz at a total cash cost of $663/oz compared to 178,000oz at a total cash cost of $605/oz for the same period in 2019. Production for the six months ended 31 December 2020, was up 2% year-on-year as a result of increases in plant throughput. Despite increased production, total cash costs increased in the second half of the year due to increased operational costs, movements in ore stockpiles and higher royalties resulting from the higher gold price received.

In Ghana, Iduapriem produced 275,000oz at a total cash cost of $731/oz for the year ended 31 December 2020, compared to 275,000oz at a total cash cost of $815/oz in 2019. The 10% decrease in total cash costs resulted from capitalising pre-stripping costs at Teberebie Cut 2 and power subsidies received from the Government of Ghana to ease the impact of COVID-19. This was partly offset by increased royalties as a result of the higher gold price received and the drawdown of ore stockpiles in 2020.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
9

For the six months ended 31 December 2020 production was 138,000oz at a total cash cost of $719/oz, compared to 139,000oz at a total cash cost of $895/oz in the second half of 2019. The marginal decrease in production was a result of lower tonnes treated due to harder ore fed to the plant which impacted negatively on the throughput rate.

A decision was taken in the second half of 2020 to invest in and accelerate Teberebie Cut 2 waste stripping at the Block 7 and 8 pit, which will extend into 2021. A portion of the high planned waste stripping in 2021 was brought forward to the fourth quarter in 2020. As a result, mined volumes increased on the back of this investment, with the operation on track to bring forward ore delivery to the mill. This strategic investment is aimed at assisting the operation in reaching the ore zone earlier, thereby increasing the confidence in gold production for 2021.

Commercial production at Obuasi for Phase 1 was achieved, effective 1 October 2020. Obuasi produced 30,000oz at a total cash cost of $1,145/oz for the fourth quarter of 2020.

In the Republic of Guinea, Siguiri produced 214,000oz at a total cash cost of $1,293/oz for the year ended 31 December 2020, compared to 213,000oz at a total cash cost of $1,091/oz for the same period in 2019. The increase in hard rock processing capability resulted in a higher plant throughput during 2020. The higher plant throughput has been partly offset by lower than planned recovery rate from high levels of carbon in the ore affecting the capacity to recover gold. This led to higher processing costs year-on-year as a result of higher reagent consumption. In addition, total cash costs were higher as a result of increases in the prices of lime, cyanide and activated carbon, and a gold in process draw down in 2020.

Siguiri’s production increased by 7% year-on-year to 116,000oz at a total cash cost of $1,357/oz for the six months ended 31 December 2020, compared to 109,000oz at a total cash cost of $1,102/oz for the second half of 2019, as a result of improved plant recoveries in the current year, partly offset by lower plant throughput. Throughput was lower as a result of power outages, chute blockages and a low feed rate to the mill in the second half of 2020. For the second half of the year, total cash costs increased significantly year-on-year due to the gold in process draw down and additional costs incurred to resolve operational challenges at the mine.

In Tanzania, Geita delivered a strong performance, achieving 623,000oz of production at a total cash cost of $641/oz for the year ended 31 December 2020, compared to 604,000oz at a total cash cost of $695/oz in the prior year. This is the highest annual production level achieved in the last 15 years. Tonnes treated were higher due to a 14% increase in underground ore tonnes mined in 2020. Mining at Nyankanga pit-bottom continued, offsetting lower grades from the underground operations. Lower total cash costs were driven by a build-up of ore stockpiles and lower mining costs, boosted by the move to owner mining. Total cash costs also benefitted from a decrease in fuel costs. This was partly offset by higher royalties due to the higher gold price received.

Geita produced 316,000oz at a total cash cost of $722/oz for the second half of 2020, compared to 361,000oz at a total cash cost of $594/oz for the second half of 2019. Production decreased due to the mill shutdown for SAG mill relining and mill inspection and was also negatively affected by a 7% decrease in grades as a result of lower-grade ore mined from the underground operations. Total cash costs were higher year-on-year driven by depletion of ore stockpiles and higher royalties linked to a higher gold price.

The Americas region produced 649,000oz at a total cash cost of $721/oz for the year ended 31 December 2020, compared to 710,000oz at a total cash cost of $736/oz the prior year. The decrease in production was largely due to COVID-19-related impacts in Argentina and Serra Grande in Brazil. The region’s AISC were $1,003/oz for the year ended 31 December 2020, compared to $1,032/oz for the year ended 31 December 2019. The reduction in AISC was achieved despite lower ounces sold and inflation pressures in the region.

The Brazilian operations produced 476,000oz at a total cash cost of $727/oz for the year ended 31 December 2020, compared to 485,000oz at a total cash cost of $771/oz in 2019. Production was lower due to operational challenges presented mainly by the COVID-19 pandemic, which caused delays in development, changes in mining strategy and a sharp increase in work absenteeism. The decrease in total cash costs reflect the weaker exchange rate of the Brazilian Real against the US Dollar and the increase in stockpile inventories, coming in lower year-on-year despite lower gold production and higher operational costs related to spare parts, rental equipment and mine contractors.

For the six months ended 31 December 2020, the Brazilian region produced 278,000oz at a total cash cost of $644/oz, compared to 260,000oz at a total cash cost of $777/oz for the second half of 2019, a 7% increase in production boosted by the increase in tonnes of ore mined. Total cash costs were 17% lower year-on-year reflecting higher gold production, depreciation of the Brazilian Real against the US Dollar, partially offset by increases in operational costs.

At AGA Mineração, full year production was 362,000oz at a total cash cost of $747/oz for the year ended 31 December 2020, compared to 362,000oz at a total cash cost of $782/oz in the prior year. Production was in line with 2019 despite the impact of stoppages and absenteeism due to COVID -19, unexpected heavier-than-normal rains in the first half of the year, as well as geotechnical issues on the high-grade programmed stope. Total cash costs were 5% lower due to depreciation of the Brazilian Real against the US Dollar, partially offset by higher operational costs, including mine contractors’ costs, spare parts and rental of equipment.

For the six months ended 31 December 2020, AGA Mineração produced 209,000oz at a total cash cost of $671/oz, compared to 188,000oz at a total cash cost of $802/oz for the second half of 2019. The increase in production was driven by higher tonnage mined and treated in both the Cuiabá and Córrego do Sítio (CdS) complexes, partially offset by lower grades at CdS in line with the strategy to improve the circuit's low productivity. The strategy is aimed at prioritising dry ore and sorting ore stocks to increase throughput. Total cash costs compared to the same period last year were 16% lower, reflecting the improved production levels, weaker exchange rate of the Brazilian Real against the US Dollar, favourable movements in stockpile and other inventories, and the effects of higher tonnes treated. These were partially offset mainly by higher costs of labour, and other inflation-related increases such as services, spare parts, fuel and power and mining contractors.

At Serra Grande, full year production was 114,000oz at a total cash cost of $665/oz for the year ended 31 December 2020, compared to 123,000oz at a total cash cost of $707/oz in the prior year. Production was lower compared to the previous year as a result of the impact of lower grades due to geological model changes, grade control changes and operational delays at high grade stope areas, further impacted by absenteeism due to the COVID-19 pandemic. Total cash costs for the year were 6% lower than last year’s $707/oz due to the depreciation of the Brazilian Real against the US Dollar, partially offset by lower gold production.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
10

For the six months ended 31 December 2020, Serra Grande produced 69,000oz at a total cash cost of $563/oz, compared to 72,000oz at a total cash cost of $641/oz for the second half of 2019. Lower grades due to geological model changes, grade control changes and operational delays at high grade stope areas, caused by absenteeism due to the COVID-19 pandemic, resulted in lower production for the second half of the year. Total cash costs for the second half of 2020 were lower due to the depreciation of the Brazilian Real against the US Dollar, partially offset by lower gold production.

In Argentina for the year ended 31 December 2020, production at Cerro Vanguardia was 173,000oz at a total cash cost of $699/oz for the year ended 31 December 2020, compared to 225,000oz at a total cash cost of $673/oz in the prior year. The 23% decrease in production was mainly due to the effect of lower planned grades aligned to the current life-of-mine plan and due to lower tonnes treated as a result of the impact of the COVID-19 pandemic. Total cash costs were 4% higher year-on-year mainly as a result of increased inflation mainly relating to increments in salaries. Unfavourable stockpile movements due to lower tonnes mined and treated and higher royalties on the back of the higher average gold price received also contributed to increased costs. These were partially offset by higher efficiencies derived from lower consumption of energy, maintenance services and spare parts.

For the six months ended 31 December 2020, production at Cerro Vanguardia was 81,000oz at a total cash cost of $604/oz, compared to 117,000oz at a total cash cost of $627/oz in the second half of 2019. Production was lower mainly due to the lower planned grades and due to lower tonnes treated related to the COVID-19 impact on the mine. The mine was halted for 20 days in November 2020 due to COVID-19 (the first eight days being a voluntary stoppage) followed by a further 18 days in December 2020 to the end of the year, as ordered by the Government of Argentina, as part of broader efforts to curb the spread of the virus. Total cash costs were 4% lower than in the same period in the prior year mainly as a result of higher efficiencies derived from lower consumption of energy, maintenance services, other materials and spare parts, while the weaker Argentinian Peso against the US Dollar also impacted costs positively.

The Australia region produced 554,000oz at a total cash cost of $968/oz for the year ended 31 December 2020, compared to 614,000oz at a total cash cost of $730/oz for the year ended 31 December 2019. The region’s AISC was $1,225/oz for the year ended 31 December 2020, compared to $990/oz for the year ended 31 December 2019.

Sunrise Dam’s production for the year ended 31 December 2020 was 256,000oz at a total cash cost of $1,069/oz, compared to 254,000oz at a total cash cost of $1,014/oz for 2019. AISC increased year-on-year in line with capital requirements. The recently discovered Frankie ore body within the Western Ramps complex at Sunrise Dam continued to deliver significant mineralised intercepts during the year and a drilling platform was established to enable the area to be drilled at tighter spacing. During the second half of 2020, open pit mining of the Golden Delicious satellite deposit, 12km from the Sunrise Dam processing plant, was approved. Pre-stripping commenced in the fourth quarter of 2020 and it is expected that the first ore will be mined in the second quarter of 2021. The pit is expected to deliver approximately 136,000oz over a 2.7-year life.

For the six months ended 31 December 2020, Sunrise Dam’s production was 140,000oz at a total cash cost of $1,084/oz, compared to 118,000oz at a total cash cost of $1,161/oz in the second half of 2019. Sunrise Dam’s production improved 18% year-on-year despite lower mill throughput mainly from 5% higher mill feed grades and 24% increased metallurgical recoveries. Total cash costs were lower than the same period last year primarily due to the higher production, and favourable grade, partially offset by higher royalty costs.

Tropicana produced 298,000oz at a total cash costs of $807/oz for the year ended 31 December 2020, compared to 360,000oz at a total cash cost of $504/oz for 2019. Production was lower year-on-year as planned, mainly due to lower ore sourced from open pit mining, as well as the completion of grade streaming activities in June 2020. Mill throughput and metallurgical recoveries were higher than the same period last year, with the mill feed grade lower, reflecting the greater proportion of stockpiled ore in the mill feed. Total cash costs increased due to lower production and Boston Shaker commencing commercial production during the third quarter of 2020.

For the six months ended 31 December 2020, production at Tropicana was 153,000oz at a total cash cost of $793/oz, compared to 180,000oz at a total cash cost of $482/oz in the second half of 2019. Production was lower due to a reduction in open pit ore mined as the mine plan moved into a period of higher waste stripping. During the fourth quarter of 2020, Stage 2 of the Havana cutback commenced and mining continued in the Boston Shaker pit and the Boston Shaker underground mine. On the back of the reduction in ore tonnes mined, mill throughput was supplemented by stockpile drawdowns. Total cash costs increased due to lower production and Boston Shaker commencing commercial production during the third quarter of 2020.

Discontinued operations

The sale of the remaining operating assets in South Africa to Harmony Gold was completed on 30 September 2020, with Harmony Gold taking control of the operations effective 1 October 2020. During the nine-month period ended 30 September 2020 (prior to its disposal), the South Africa region produced 241,000oz at a total cash cost of $1,149/oz, compared to 307,000oz at a total cash cost of $1,003/oz for the same period in 2019. AISC was $1,296/oz for the nine-month period ended 30 September 2020, compared to $1,156/oz for the same period in 2019, largely impacted by lower gold production, higher operating costs and higher royalties. This was partially offset by lower sustaining capital expenditure, some favourable by-product contribution and the depreciation of the South African Rand against the US Dollar.

For the nine months ended 30 September 2020, the Mponeng mine produced 134,000oz at a total cash cost of $1,164/oz, compared to 180,000oz at a total cash cost of $1,000/oz for the same period in 2019. Production declined year-on-year mainly due to a slow start to the year with poor ground conditions, safety stoppages due to seismic events and related fatalities earlier in the year and the unplanned closure following the governmental lockdown restrictions related to COVID-19.

For the nine months ended 30 September 2020, the Surface Operations, which includes Mine Waste Solutions (MWS), produced 107,000oz at a total cash cost of $1,131/oz, compared to 127,000oz at a total cash cost of $1,009/oz in the nine months ended 30 September 2019. Production was lower due to lower tonnes treated at MWS, which in part was due to lockdown restrictions related to COVID-19; whilst at Surface Sources, production was impacted by lower mill availability, inclement weather and an unfavourable ore blend which resulted in lower plant efficiencies.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
11

UPDATE ON CAPITAL PROJECTS
Obuasi Redevelopment Project

The project made steady progress across a number of fronts, with the Phase 2 mills (4,000 tonnes per day capacity) commissioning commencing on schedule, Ore Reserve showing a 22% increase at year-end and the metallurgical circuit operating as planned. As described below, mining ramp-up continues to be challenged by specialist-skills shortages due to COVID-19 related cases, quarantines and ongoing travel restrictions, particularly to and from Australia. Infrastructure development – the KRS vent shaft, the paste-fill plant and underground ore-handling systems – are progressing to schedule, albeit with reduced flexibility due to similar constraints.

Commercial production at Obuasi for Phase 1 was achieved, effective 1 October 2020.

Operational Readiness

Operational Readiness Phase 1 (2,000 tonnes per day capacity) continued in the fourth quarter of 2020. The project’s production for the full year ended 31 December 2020 was 127,000oz, with 30,000oz produced in the fourth quarter of the year. This included a 22-day planned stoppage in December, for the tie-in of Phase 2 of the project.

Mining rates continued to be constrained by skilled labour challenges caused by Australian international travel restrictions during the year, which have again been tightened in January 2021, with a further reduced quota of weekly travelers allowed to enter and exit the country’s airports. This challenge is being resolved through continued focus on in-country recruitment and training to help bridge the gap. As a result, the mine plan for 2020 was revised to take into account these COVID-19 limitations. This plan intends to achieve the required ramp-up in production in parallel with the construction schedule and good progress is being made in the second production area at Block 8-Lower.

Phase 2 Construction

Phase 2 construction reached 90.1% completion at the end of the fourth quarter of 2020, compared to 78.1% at the end of the third quarter. Commissioning of the Phase 2 milling circuit has commenced and will continue in early 2021. The KRS shaft, paste-fill plant and the GCVS ventilation shaft continue to target completion at the end of the first half of 2021. The ramp-up of Phase 2 capacity to 4,000 tonnes per day is targeted on a tight schedule to commence during the second quarter of 2021 and may continue into the third quarter of 2021.

Tropicana

Boston Shaker achieved commercial production in the third quarter of 2020. The first production stope was fired in June 2020 and underground ore production has now reached an annualised production rate of 0.7 million tonnes per annum with the design production rate expected to be achieved in March 2021. Boston Shaker is expected to deliver approximately 1.1 million tonnes of ore per annum at an estimated grade of 3.5 grams/tonne, contributing approximately 100,000 ounces per annum (100% basis) to gold production over a seven-year mine life.

A decision was made in the second quarter of 2020 to invest in the next cutback of the Havana pit (Stage 2) which is expected to allow access to the deeper Havana open pit ore from 2022 onwards. While this cutback is being completed, mill feed will be sourced from the Boston Shaker open pit, resulting in a lower milled grade over the period. The lower grade will be partially offset by the Boston Shaker underground mine, which is ramping up and is expected to be contributing at full capacity by the second half of 2021.

We still expect gold production (at 100%) in 2021, to be between 400,000oz and 450,000oz. From 2022 onwards, annual gold production is expected to normalise at between 450,000oz and 500,000oz as the low grade stockpile ore in the mill feed is displaced by a larger proportion of Boston Shaker underground ore and an increasing contribution of higher grade ore from the Havana pit, as the cutback progresses.

Sunrise Dam

Waste stripping of the Golden Delicious satellite deposit, 12km from the Sunrise Dam processing plant, began during the last quarter of 2020. Grade control is ahead of plan and mining is on track to deliver first ore from the pit in the second quarter of 2021. To date, three excavation levels and a second temporary ramp have been established to ensure alternative excavation locations during inclement weather.

Approximately 18.5 million tonnes of material will be mined in total from the Golden Delicious pit, containing approximately 3Mt of ore. The pit will be mined in two stages with the ultimate pit depth reaching 155m and a span of approximately 420m in diameter.

Geita

The development of the underground operations at Geita continued during 2020 with the Geita Hill Underground mine permitting and portal establishment completed during the fourth quarter. The Geita Hill Underground operation will be a key production source for the current life-of-mine. In addition to the development of the underground operations, the Nyamulilima Open Pit project progressed during 2020 with exploration success leading to the addition of 1.4Moz of reserves for the Nyamulilima project. Environmental permitting for this project was obtained in the fourth quarter of 2020. Governmental mining plan approval is in process and pit establishment is expected to commence during 2021.

Colombian projects

Quebradona

At AngloGold Ashanti's fully owned Quebradona project, the Feasibility Study (FS) continued to progress, work continued on incorporating all findings from peer reviews and promoting the ‘#Miningwithpurpose’ campaign, which seeks to highlight the integration of social, environmental and economic imperatives into the project and subsequent mining operations. Local stakeholder support from the Jericó community tends to be stable with the most recent survey conducted by the Company indicating that ~68% of residents support the project.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
12

The FS is expected to be completed in the first half of 2021. The project is expected to treat 6.2 million tonnes per annum to produce 3 billion pounds of copper and 1.5Moz of gold over a potential 23-year life with first production expected to start in the second half of 2025.

Gramalote

At the Gramalote project, feasibility work continued as planned from the recommencement of drilling on 11 May 2020, with infill resource drilling completed in the third quarter. During the fourth quarter, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant designs were completed by year-end and infrastructure design work continues. The results of the Gramalote FS are expected in the second quarter of 2021, with a construction decision expected to be made shortly thereafter.

In December 2020, the Gramalote project received the “Sello Social de La Minería en Antioquia”, which is presented through the Ministry of Mines of Antioquia to large scale operations, recognising Gramalote Colombia for its commitment to community support.

La Colosa

Currently the project is in a state of Force Majeure (FM) until June 2021, during which time the specified timelines for completing the various phases of the mining project under the concession contract are suspended.

The focus in 2021 will be on the completion of a concept study and the work plan for the pre-feasibility study, as well as the extension of the FM approval until June 2022, based on the pending status of decisions to be made by the relevant mining authorities in respect of the necessary environmental permits required to develop exploration activities.

CORPORATE UPDATE

Asset Sales

South Africa assets

AngloGold Ashanti completed the sale of its remaining South African producing assets to Harmony Gold on 30 September 2020, following receipt of all regulatory approvals. Harmony Gold acquired full ownership of these assets and related liabilities on 1 October 2020. The silicosis obligation and the post-retirement medical obligation relating to South African employees are retained by AngloGold Ashanti.

See the announcement: AngloGold Ashanti Announces Closing of South African Asset Sale, Receipt of Proceeds

Mali assets

AngloGold Ashanti together with its joint venture partner Barrick completed the sale of the Morila gold mine in Mali to Firefinch Limited (previously named Mali Lithium Limited) on 10 November 2020.

See the announcement: AngloGold Ashanti, Barrick Conclude Morila Sale to Firefinch

AngloGold Ashanti together with its joint venture partner IAMGOLD Corporation completed the sale of their entire interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. to Allied Gold Corp on 30 December 2020.

See the announcement: AngloGold Ashanti completes sale of entire interests in the Sadiola Mine

Bond Issue

On 1 October 2020, AngloGold Ashanti issued an aggregate principal amount of $700m 10-year bond with a coupon of 3.75% per annum. The net proceeds from the bond financing were used to repay a portion of the outstanding borrowings under the $1.4bn multi-currency Revolving Credit Facility, which is the Company’s primary short-term funding facility.

See the announcement: AngloGold Ashanti announces pricing of bond offering

Tanzania Arbitration Proceedings Update

On 13 July 2017, Geita Gold Mining Limited and Samax Resources Limited filed a notice of arbitration against the Government of Tanzania arising from the enactment by the Tanzanian Government of certain legislation that purports to make several changes to the operating environment of Tanzania’s extractive industries, including mining. The parties requested that the arbitral proceedings be stayed in order to afford the parties the opportunity to achieve an amicable resolution of the dispute. The tribunal has granted several extensions to the stay, with the proceedings currently stayed until 12 March 2021.

Dividend Policy Update

The Company increased the dividend pay-out ratio to 20% of free cash flow before growth capital expenditure, up from 10% previously, in recognition of the increase in profit margins and the ongoing reduction in borrowings and leverage. The Company also doubled the frequency of pay-outs to semi-annual payments from 2021 onwards.

The Board of Directors of the Company (Board) will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions. As before, proceeds from asset sales are excluded from this formula.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
13

Credit Ratings Update

On 2 November 2020, S&P Global Ratings had revised its outlook on the Company to positive from stable and affirmed the 'BB+' global scale rating. S&P cited AngloGold Ashanti generating stronger cash flows and lowering leverage through 2022. S&P forecasts the Company will generate substantial free cash flow over the next few years, led by strong margins and largely stable production. The expected increase in cash flows and corresponding financial flexibility should support conservative leverage through future periods of gold price weakness.

Further to this, the Company's track record of delivering on-target exploration and development activities, and exercising prudent risk management, such that it is able to retain a lower financial risk profile, supports the view of S&P. It also noted the targets remain intact for the replacement of South African production with production from the low-cost Obuasi mine in Ghana.

On 26 November 2020, Moody's Investors Service affirmed the Company's rating at Baa3, but revised the outlook on the Company from stable to negative. This was reflective of a strong financial performance, elevated gold prices and a credit profile following the sale of the remaining South African operating assets that is materially de-linked from the South African sovereign, but given the South African domicile and headquarters it still leads to some credit linkages. Given these linkages it is unlikely for the Company to be rated two notches above the sovereign.

Executive Team Update

Effective 1 September 2020, Mr. Kelvin Dushnisky stepped down as Chief Executive Officer (CEO) and Executive Director. Ms. Christine Ramon, formerly Chief Financial Officer (CFO) and Executive Director, was appointed as Interim CEO effective 1 September 2020. Mr. Ian Kramer, formerly Senior Vice President: Group Finance, assumed the role of Interim CFO for the duration of the transition period.

The global search for a CEO is currently underway, with the Board considering both internal and external candidates. The Board is focused on finding a candidate with exemplary leadership skills, who is firmly aligned with the Company’s culture and values. This process is well advanced and an announcement will be made when it is concluded. In the meantime, AngloGold Ashanti's seasoned leadership team, led by Ms. Christine Ramon, has the full support as it executes the Company's strategy.

On 31 December 2020, Executive Vice President: Corporate Development and Strategy Mr. Pierre Chenard retired. Mr. Paul Dennison, Senior Vice President for Strategy and Business Development has assumed full responsibility for the function.

Changes to Board of Directors and Company Secretary

On 8 December 2020, AngloGold Ashanti announced the appointment of Ms. Maria Ramos, Independent Non-Executive Director, as Chair of the Board. Ms. Ramos succeeds Sipho Pityana. See the announcement Maria Ramos appointed AngloGold Ashanti Chair

On 27 November 2020, in compliance with paragraph 3.59 of the Listings Requirements of JSE Limited, shareholders were advised that Ms. Lucy Mokoka has been appointed by the Board as Group Company Secretary of AngloGold Ashanti with effect from 11 January 2021. Ms. Lizelle Marwick who acted as Interim Company Secretary pending the appointment of a permanent Company Secretary, will accordingly step down as Interim Company Secretary. See the announcement Appointment of Group Company Secretary

Update on the composition of the Board Committees

On 15 December 2020, the Company announced changes to the composition of its Board Committees. See the announcement: Changes to the composition of Board Committees

Furthermore, shareholders are advised that the Board has approved for Ms. Maria Ramos to step down from the Remuneration and Human Resources Committee and Mr. Rhidwaan Gasant to be appointed to the said committee with effect from 18 February 2021.

EXPLORATION

GREENFIELDS

During the second half of 2020, generative exploration activities were undertaken in Australia, Brazil and the USA. 57,193m of drilling was completed globally with a total expenditure of $15.9m for the period.

Australia

Laverton District (AGA 100%) and Butcher Well and Lake Carey JV (AGA 70%)

Aircore (AC), Reverse Circulation (RC) and Diamond Drilling (DD) was completed in the Laverton District, with a total of 47,826m drilled in the second half of 2020.

At the Bismarck prospect (AGA 70%), 6 DD holes were completed (1,128m). The drilling intersected predominantly basaltic-andesite volcanic rocks with gold mineralisation hosted in narrow sulphidic breccias and associated stockwork quartz veins.

At the Turing prospect (AGA 100%), 175 AC holes (9,822m), 11 RC holes (1,546m) and 4 DD holes (1,127m) were completed. The AC drilling defined a greater than 2km long, NNW-trending zone of anomalous gold, which remains open along strike. Follow-up RC and DD returned mostly low-tenor gold intercepts, apart from isolated high-grade results associated with coarse visible gold in narrow quartz veins.

At the Cleveland prospect (AGA 100%), 63 AC holes (2,135m) and 13 DD holes (2,494m) were completed. Several anomalous gold intercepts were received from AC drilling with results open from the southernmost drill line. The DD was designed to extend RC holes and test for down-plunge extensions to a 500m long, NNW-trending zone of gold mineralisation identified in the first half of 2020. Most of the DD holes intersected intervals of pyrite-chalcopyrite mineralisation within quartz-sericite-pyrophyllite-chloritoid schist.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
14

AC drilling was also completed at the Pioneer (1,239m), Seguin (558m), Triton (5,164m), Argonaut (1,011m), Juno (17,790m) and Kraken (3,144m) prospects.

North Queensland (AGA 100%)

Field programmes consisting of mapping and soil sampling continue to be postponed due to travel restrictions related to the COVID-19 pandemic.

USA

Silicon (AGA 100%)

The plan of operations was approved during the third quarter of 2020, and earthworks started for the construction of pads and roads throughout the central Silicon project area. Drilling was restarted in the fourth quarter of 2020, with a total of 9,728m of combined diamond and RC drilling completed. Core drilling also began at the Merlin target in the southern Silicon project area.

Rhyolite (AGA 100%)

Additional prospecting work was carried out at Rhyolite in the second half of 2020.

Transvaal (AGA 100%)

Drill target delineation was completed during the period based on detailed geological mapping and surface rock chip geochemical sampling from the first half of 2020. IP lines were completed in the target area to refine drill targets developed in the first half of 2020. A notice of intent permit was submitted and received for drill pad and access construction for the first targets.

Brazil

In Brazil, additional exploration licenses were granted at the WBC project.

Other

In Argentina and West Africa, exploration focused on target generation activities.

BROWNFIELDS

During the second half of 2020, brownfields exploration activities were undertaken across the globe. Brownfields exploration completed 505.7km of drilling for a total expenditure for the second half of 2020 of $34.4m (capital) and $36.4m (expensed).

Tanzania

Capitalised (underground) and expensed (surface / underground) drilling programmes completed a total of 64,140m during the second half of 2020 at a cost of $15.9m.

Mineral Resource development drilling continued at the Nyamulilima deposit. Results confirmed the continuity of the ore zones within the eastern and western mineralised domains and increased the Mineral Resource confidence within the optimised pit shells and allowed for the declaration of a maiden Ore Reserve. Results from the Mineral Resource development drilling at Star & Comet Cut 3 and at Cut 2 confirmed the Mineral Resource model interpretations. Sterilisation drilling for the waste dump was carried out and show no significant intersections.

Mineral Resource definition drilling was carried out at Nyankanga Block 1, returning results that confirmed the down-dip continuity of mineralisation at Block 1. Reconnaissance drilling programmes into the footwall of the Nyankanga underground project returned low grade, erratic mineralisation hosted within these deep-seated structures.

Reconnaissance drilling carried out at Star & Comet Cut 2 returned results that confirmed the presence of the footwall structure.

Guinea

Capitalised and expensed drilling programmes completed a total of 31,388m during the second half of 2020 at a total cost of $5.4m.

At Block 1, infill drilling occurred at Bidini, Bidini North, Sorofe-Tubani, Kami and Seguelen PB2. Reconnaissance drilling occurred at Seguelen PB2, Sorofe-Tubani, Kossise, Carbonate Hills, Balato NW. In Block 2, Saraya infill drilling occurred and sterilisation drilling was carried out at Foulata. At Saraya West E.L. reconnaissance drilling was completed. Assays results were received for Sokunu NW infill drilling, Sintroko West reconnaissance drilling, Sintroko West infill drilling and Komatiguiya South East reconnaissance drilling.

Mapping focused on improving the understanding of the geology of the Bidini, Sanu Tinti, Kalamagna, Kami and Tubani pits. Geometallurgical proxy data collection and interpretation were performed and samples have been analysed respectively for pXRF, Terraspec and Equotip.

Ghana

At Iduapriem, drilling totalled 28,211m at a cost of $3.3m for the second half of 2020.

Exploration drilling principally focussed on Block 1 East and West, Badukrom and the Block 5 Extension projects. The Block 1 exploration project involved mapping and Mineral Resource conversion drilling at Block 1 Central, Block 1 East and Block 1 West. Significant intersections were reported for Block 1 East. At Efuanta drilling was wrapped up with significant intersections reported. While at Badukrom,

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
15

drilling commenced and reported significant intersections. One hole was drilled at Block 3 West as part of the return water dam feasibility studies. Block 5 extension drilling via RC and DD returned significant intersections. Sampling of the Auger drilling project was completed. Outcrop mapping was carried out at Block 1 East and an 8m thick conglomerate outcrop was observed.

At Obuasi, drilling continued in the second half of 2020 with a total of 30,394m drilled in the underground exploration programmes at a cost of $3.6m.

Exploration and infill drilling activities continued in the second half of the year on 41 level in Block 10, along the ODD at 32 level in Block 8. Results from 41 Level north and south drilling confirmed the Mineral Resource models. Grade control drilling continued in Block 8, 27 and 29 Level, Sansu 18 Level and 26 Level and 28 KRS in Block 10. Results from the reconnaissance drilling from stockpiles 12, 13 and 14 along the ODD showed continuity in grade and structure within the Obuasi fissure. Grade control drilling results at 27 L 312, at 28 L KRS 295 and at 26 L in Sansu 3 shows continuity of the Obuasi fissure but variability in width.

Democratic Republic of the Congo

Capitalised and expensed drilling programmes completed a total of 6,146m during the second half of 2020 at a cost of $2.0m. The focus of exploration was on Mineral Resource replacement / addition and underground projects. Drilling at KCD is in progress, with additional deep holes planned. Results returned from the Ikamva East and Kombokolo confirm the models. Two identified targets are to be tested with proposed drilling in the first quarter of 2021 at Ikamva area. At Madungu, the target shows some upside with possible plunge extent to the mineralisation and further holes are planned. At KZ South, field activities were completed and identified 6 sub-targets interpreted to potentially host higher grade mineralisation.

Argentina

In Argentina, a total of 18,009m of drilling was completed at a cost of $2.9m.

Drilling was carried out to test downdip extension of vein mineralisation at the Northern zone (Cuncuna, Vanguardia 1, Vanguardia 2, Vanguardia 3 veins), Central zone (Atila, Gesica, Loma del Muerto veins) and Southern zone (Carmela, El Lazo, Teresa veins). Drilling was also carried out to test the extension of mineralisation in less well-defined veins outside the main district at Dora, El Trío, Oveja and Trinidad.

Brazil

In Brazil, at Cuiabá and Lamego a total 40,889m were drilled at a cost of $4.8m.

At Cuiabá, Mineral Resource Conversion drilling on Levels 20 and 21 was completed at the beginning of the fourth quarter of 2020. The L20 FGS/SER (main orebodies) drilling campaign continue and excellent results were reported. The intensive drilling / mapping campaign within the VQZ was completed and the model has been updated. Drilling at the secondary orebodies, Serrotinho (SER) and Galinheiro (GAL) Extensions (Level 04 and 05), returned good results confirming the orebodies potential to create mining flexibility at shallower levels.

In the regional programmes, at Descoberto a second drill rig commenced drilling and good results continue to be reported. At Tinguá various exploration activities progressed well including mapping and soil sampling. The historical surface galleries surrounding or associated with Cuiabá Mine were scanned. At the Lamego Sul Target the soil sample campaign was completed and the soil survey to cover most of the region started.

At Lamego, underground and surface drilling continued. Results from exploratory drilling campaign from Queimada orebodies level 5 confirmed potential deeper in the mine and show strike extension potential. Surface drilling returned positive gold results for AVOX (oxide programme). The Arco da Velha Sulphide drilling campaign is currently on hold due to landlord issues.

At Córrego Do Sítio (CdS), capitalised and expensed drilling programmes completed a total of 80,167m at a cost of $6.1m during the second half of 2020.

At CdS I, underground drilling focused on Cachorro Bravo, Laranjeiras and Carvoaria with positive results from all targets. Surface drilling was carried out at Rosalino, Campinas and Mutuca and returned positive results. CdS II drilling was carried out at São Bento, Sangue de Boi and Pinta Bem Sul with positive results. Results are still pending for Pinta Bem Sul. CdS III drilling continued at Jambeiro target and Anomalia as well as sterilisation drilling for the CdS III mining project. Most results are pending.

At Serra Grande, capitalised and expensed drilling programmes completed a total of 45,933m at a cost of $3.5m during the second half of 2020.

Drilling focused on completing the drilling programme at Ingá, Angicão (D Tereza), Mangaba, Palmeiras South Mine, Superior Zone (Mine III), VQZ (deep mine) and Pequizão. The Mineral Resource evaluation process has been finished with Mineral Resource additions of 482 koz and Ore Reserve additions of 343koz.

Colombia

In Colombia, at La Colosa, no exploration occurred.

At the Quebradona project, drilling to cover the ventilation shafts and the planned ore passes was completed, and all results have been reported. Grade control schedule activities were reviewed. The 2020 geotechnical drilling programme for infrastructure sites has been concluded. The geotechnical soils testing programme and rock test work is currently in progress.

Australia

In Australia, at Sunrise Dam capitalised and expensed drilling programmes completed a total of 98,441m at a cost of $15.5m during the second half of 2020.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
16

Eleven underground rigs were utilised during the period, for infill, and reconnaissance drilling at Frankie, Frankie Extensions, Carey Shear, Porphyry Steeps, Cosmo East, Vogue South, Vogue East, Vogue Deeps, Elle, Western Ramps and Flamingo. The regional surface exploration team utilised one rig at Orchard. Significant intercepts were reported for Vogue, Frankie, Carey, Hammerhead South, Elle, Cosmo East, Western ramps and Porphyry Steeps.

At Tropicana, drilling in the second half of 2020 completed 58,874m at a cost of $6.1m.

Mine Mineral Resource development drilling comprised of in-pit Mineral Resource Confidence drilling at BS03; Mineral Resource confidence drilling at Crouching Tiger as part of the TSF options study; Indicated drilling at Madras and Measured underground diamond drilling at Tropicana underground. Regional exploration AC drilling was carried out at Phoenix North, Bushwacker and Snowball. RC and diamond drilling was completed at Highball, Hat Trick, Phoenix, Voodoo Child, Wild Thing, Angel Eyes and Sazerac. The best assay results were returned from Tropicana underground and the Sazerac regional target.

See the full Exploration Update document on the Company's website (www.anglogoldashanti.com) for a detailed update on both Brownfields and Greenfields exploration programmes.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
17

MINERAL RESOURCE AND ORE RESERVE

The Mineral Resource and Ore Reserve for AngloGold Ashanti are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with the SAMREC Code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code. The Company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the SAMREC Code.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.

PRICE
The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Gold Price
The following local prices of gold were used as a basis for estimation in the December 2020 declaration:

	Gold Price	Local prices of gold
		Australia	Brazil	Argentina	Colombia
	US$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2020 Ore Reserve	1,200	1,604	5,510	119,631	4,096,877
2019 Ore Reserve	1,100	1,512	4,230	57,080	3,230,030
2020 Mineral Resource	1,500	2,170	7,682	142,507	5,094,827
2019 Mineral Resource	1,400	1,981	5,166	78,102	3,838,220

Copper Price
The following copper price was used as a basis for estimation in the December 2020 declaration:

	Copper Price US$/lb	Copper Price COP/lb

2020 Ore Reserve	2.65	9,047
2019 Ore Reserve	2.65	7,947
2020 Mineral Resource	3.30	11,209
2019 Mineral Resource	3.30	9,646

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
18

MINERAL RESOURCE

Gold:

The AngloGold Ashanti Mineral Resource reduced from 175.6Moz in December 2019 to 124.5Moz in December 2020. This gross annual decrease of 51.1Moz includes depletion of 3.7Moz, and disposal of assets in the South African region and Sadiola of 54.1Moz. This is partly offset by additions due to exploration and modelling changes of 2.9Moz, changes in economic assumptions of 3.5Moz and other factors of 0.3Moz. The Mineral Resource was estimated using a gold price of US$1,500/oz (2019: US$1,400/oz).

MINERAL RESOURCE – GOLD		Moz
Mineral Resource as at 31 December 2019		175.6
Disposal	Mponeng	(45.6)
	Vaal River Surface	(2.5)
	Mine Waste Solutions	(2.1)
	West Wits Surface	(0.5)
	Sadiola	(3.2)
	Sub Total	121.7
Depletions		(3.7)
	Sub Total	118.0
Additions
Geita	Exploration success.	1.9
Siguiri	Gold price and exploration success.	1.5
Iduapriem	Mineral Resource gold price increase.	0.8
Tropicana	Gold price and revised underground constraining.	0.8
Cerro Vanguardia	Gold price and exploration success.	0.7
Serra Grande	Revised interpretation of Mine III UG and open pit.	0.6
AGA Mineração	Gold price and exploration success countered by changes in methodology.	0.5
Other	Additions less than 0.5Moz	1.1
	Sub Total	125.9
Reductions
Obuasi	Estimation methodology and cost.	(1.4)
Other	Reductions less than 0.5Moz	(0.0)
Mineral Resource as at 31 December 2020		124.5

Copper:

The AngloGold Ashanti Mineral Resource of 4.39Mt (9,677Mlbs) remained unchanged between December 2019 and December 2020. The Mineral Resource was estimated at a copper price of US$3.30/lb (2019: US$3.30/lb).

MINERAL RESOURCE – COPPER		Mt	Mlbs
Ore Reserve as at 31 December 2019		4.39	9,677
Additions
Quebradona	No changes.	—	—
Ore Reserve as at 31 December 2020		4.39	9,677

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
19

ORE RESERVE

Gold:

The AngloGold Ashanti Ore Reserve reduced from 43.9Moz in December 2019 to 29.7Moz in December 2020. This gross annual decrease of 14.2Moz includes depletion of 3.4Moz, and disposal of assets in the South African region and Sadiola of 16.7Moz. This is partly offset by additions due to exploration and modelling changes of 4.5Moz, changes in economic assumptions of 1.0Moz and other factors of 0.4Moz. The Ore Reserve was estimated using a gold price of US$1,200/oz (2019: US$1,100/oz).

ORE RESERVE – GOLD		Moz
Ore Reserve as at 31 December 2019		43.9
Disposal	Mponeng	(11.0)
	Vaal River Surface	(2.1)
	Mine Waste Solutions	(1.9)
	West Wits Surface	(0.2)
	Sadiola	(1.6)
	Sub Total	27.1
Depletions		(3.4)
	Sub Total	23.7
Additions
Obuasi	Updated Mineral Resource models based on new exploration results.	1.8
Geita	Exploration success at Nyamulilima and the completion of an economic study to start up this new open pit.	1.4
Kibali	Exploration success.	0.5
Iduapriem	Increased Ore Reserve price and operational improvements.	0.5
AGA Mineração	Exploration and increased Ore Reserve price countered by geological model changes at VQZ and SER.	0.4
Siguiri	Exploration success.	0.4
Serra Grande	New exchange rate, gold price and cost reduction.	0.4
CVSA	Exploration, methodology, price and cost countered by geotechnical changes.	0.3
Sunrise Dam	Exploration success.	0.3
Other	Additions less than 0.3Moz	0.1
	Sub Total	29.8
Reductions
Other	Reductions less than 0.3Moz	(0.1)
Ore Reserve as at 31 December 2020		29.7

Copper:
The AngloGold Ashanti Ore Reserve increased from 1.39Mt (3,068Mlbs) in December 2019 to 1.41Mt (3,105Mlbs) in December 2020. This gross annual increase of 0.02Mt is due to optimisation of the production levels. The Ore Reserve was estimated at a copper price of US$2.65/lb (2019: US$2.65/lb).

ORE RESERVE – COPPER		Mt	Mlbs
Ore Reserve as at 31 December 2019		1.39	3,068
Additions
Quebradona	Result of the update of the mine plan in an effort to optimise the production levels as part of the Feasibility study.	0.02	37.3
Ore Reserve as at 31 December 2020		1.41	3,105

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
20

BY-PRODUCTS

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.41Mt of sulphur from Brazil, 23.89Moz of silver from Argentina and 26.19Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery. The Quebradona process plant will be designed to treat approximately 6.2Mtpa underground ore to produce copper concentrate over a 23 year mine life with provision of space for a molybdenum plant in the future.
CORPORATE GOVERNANCE
AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the Company’s Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

Over more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates.

Due to the travel restrictions around COVID-19 the internal reviews could not take place on site but were instead conducted as desktop reviews. The same restriction meant that the external audits could not take place either. With the scope of work for these audits requiring a site visit it was not possible to conduct them remotely. The internal policy requirement of auditing all operations on an average of once every three years will be met by an increased number of audits in 2021.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the SEC and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company’s RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

COMPETENT PERSONS
The information in this report relating to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Gramalote, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. These will be detailed in the 2020 Mineral Resource and Ore Reserve document.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 33 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website www.anglogoldashanti.com and www.aga-reports.com.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
21

MINERAL RESOURCE BY OPERATION /PROJECT (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2020	Category	million	g/t	Tonnes	Moz
Kibali	Measured	17.87	4.19	74.84	2.41
	Indicated	43.94	3.23	141.73	4.56
	Inferred	7.49	2.79	20.89	0.67
	Total	69.30	3.43	237.46	7.63
Iduapriem	Measured	16.37	1.16	18.93	0.61
	Indicated	98.62	1.38	136.13	4.38
	Inferred	38.15	1.38	52.71	1.69
	Total	153.14	1.36	207.77	6.68
Obuasi	Measured	6.67	8.53	56.89	1.83
	Indicated	67.97	7.12	483.63	15.55
	Inferred	45.61	8.28	377.69	12.14
	Total	120.24	7.64	918.21	29.52
Siguiri	Measured	17.55	0.62	10.94	0.35
	Indicated	137.77	0.96	132.05	4.25
	Inferred	69.40	1.06	73.62	2.37
	Total	224.71	0.96	216.61	6.96
Geita	Measured	6.29	4.76	29.89	0.96
	Indicated	43.02	2.48	106.64	3.43
	Inferred	32.43	3.39	109.91	3.53
	Total	81.73	3.02	246.44	7.92
Cerro Vanguardia	Measured	9.90	2.02	19.98	0.64
	Indicated	30.27	2.23	67.40	2.17
	Inferred	8.21	1.97	16.15	0.52
	Total	48.37	2.14	103.53	3.33
AGA Mineração	Measured	16.24	4.60	74.64	2.40
	Indicated	21.06	4.45	93.70	3.01
	Inferred	37.96	4.20	159.62	5.13
	Total	75.26	4.36	327.96	10.54
Serra Grande	Measured	8.07	2.95	23.77	0.76
	Indicated	12.18	3.08	37.53	1.21
	Inferred	18.10	2.96	53.58	1.72
	Total	38.35	3.00	114.88	3.69
Gramalote	Measured	—	—	—	—
	Indicated	81.29	0.75	61.14	1.97
	Inferred	62.59	0.52	32.55	1.05
	Total	143.87	0.65	93.69	3.01
La Colosa	Measured	—	—	—	—
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
	Total	1,051.38	0.84	881.17	28.33
Quebradona	Measured	57.90	0.58	33.84	1.09
	Indicated	203.77	0.47	95.65	3.08
	Inferred	340.43	0.27	92.29	2.97
	Total	602.10	0.37	221.78	7.13
Sunrise Dam	Measured	27.30	1.61	44.07	1.42
	Indicated	28.37	1.78	50.46	1.62
	Inferred	16.74	2.00	33.44	1.08
	Total	72.41	1.77	127.97	4.11

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
22

MINERAL RESOURCE BY OPERATION /PROJECT (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE CONTINUED - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2020	Category	million	g/t	Tonnes	Moz
Butcher Well	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	2.77	3.05	8.46	0.27
	Total	2.77	3.05	8.46	0.27
Tropicana	Measured	29.64	0.91	26.98	0.87
	Indicated	44.53	1.65	73.39	2.36
	Inferred	27.37	2.41	65.94	2.12
	Total	101.54	1.64	166.31	5.35
AngloGold Ashanti	Measured	213.79	1.94	414.77	13.34
	Indicated	1,646.28	1.34	2,205.76	70.92
	Inferred	925.12	1.35	1,251.70	40.24
	Total	2,785.19	1.39	3,872.24	124.50

MINERAL RESOURCE BY OPERATION /PROJECT (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2020	Category	million	%Cu	Tonnes	Mlb
Quebradona	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	602.10	0.73	4.39	9,677
AngloGold Ashanti total	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	602.10	0.73	4.39	9,677

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
23

MINERAL RESOURCE BY OPERATION / PROJECT (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2020	Category	million	g/t	Tonnes	Moz
Kibali	Measured	3.60	3.62	13.04	0.42
	Indicated	17.65	2.76	48.64	1.56
	Inferred	7.49	2.79	20.89	0.67
	Total	28.75	2.87	82.57	2.65
Iduapriem	Measured	6.02	1.00	6.00	0.19
	Indicated	49.79	1.36	67.88	2.18
	Inferred	31.74	1.40	44.35	1.43
	Total	87.55	1.35	118.23	3.80
Obuasi	Measured	2.48	5.86	14.53	0.47
	Indicated	40.38	6.16	248.64	7.99
	Inferred	45.61	8.28	377.69	12.14
	Total	88.47	7.24	640.86	20.60
Siguiri	Measured	—	—	—	—
	Indicated	79.68	0.97	77.24	2.48
	Inferred	69.26	1.06	73.60	2.37
	Total	148.94	1.01	150.83	4.85
Geita	Measured	1.18	3.32	3.93	0.13
	Indicated	21.97	2.47	54.34	1.75
	Inferred	32.43	3.39	109.91	3.53
	Total	55.58	3.03	168.18	5.41
Cerro Vanguardia	Measured	4.48	2.31	10.36	0.33
	Indicated	19.26	2.40	46.18	1.48
	Inferred	6.89	1.79	12.33	0.40
	Total	30.64	2.25	68.87	2.21
AGA Mineração	Measured	9.99	4.35	43.50	1.40
	Indicated	9.13	2.97	27.14	0.87
	Inferred	37.90	4.21	159.46	5.13
	Total	57.03	4.04	230.11	7.40
Serra Grande	Measured	6.46	2.96	19.14	0.62
	Indicated	9.22	2.86	26.38	0.85
	Inferred	18.05	2.96	53.46	1.72
	Total	33.74	2.93	98.98	3.18
Gramalote	Measured	—	—	—	—
	Indicated	18.83	0.40	7.54	0.24
	Inferred	62.59	0.52	32.55	1.05
	Total	81.41	0.49	40.09	1.29
La Colosa	Measured	—	—	—	—
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
	Total	1,051.38	0.84	881.17	28.33
Quebradona	Measured	—	—	—	—
	Indicated	150.43	0.34	50.89	1.64
	Inferred	340.43	0.27	92.29	2.97
	Total	490.86	0.29	143.18	4.60
Sunrise Dam	Measured	16.23	1.68	27.19	0.87
	Indicated	19.70	1.60	31.57	1.02
	Inferred	12.21	1.81	22.04	0.71
	Total	48.14	1.68	80.80	2.60

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
24

MINERAL RESOURCE BY OPERATION / PROJECT (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE CONTINUED - Gold
Gold		Tonnes	Grade	Contained gold
as at 31 December 2020	Category	million	g/t	Tonnes	Moz
Butcher Well	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	2.77	3.05	8.46	0.27
	Total	2.77	3.05	8.46	0.27
Tropicana	Measured	14.30	0.69	9.82	0.32
	Indicated	25.48	1.25	31.89	1.03
	Inferred	27.37	2.41	65.94	2.12
	Total	67.15	1.60	107.65	3.46
AngloGold Ashanti	Measured	64.75	2.28	147.49	4.74
	Indicated	1,295.02	1.12	1,444.64	46.45
	Inferred	912.63	1.35	1,227.83	39.48
	Total	2,272.41	1.24	2,819.96	90.66

MINERAL RESOURCE BY OPERATION / PROJECT (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2020	Category	million	%Cu	Tonnes	Mlb
Quebradona	Measured	—	—	—	—
	Indicated	150.43	0.70	1.05	2,319
	Inferred	340.43	0.57	1.95	4,290
	Total	490.86	0.61	3.00	6,609
AngloGold Ashanti total	Measured	—	—	—	—
	Indicated	150.43	0.70	1.05	2,319
	Inferred	340.43	0.57	1.95	4,290
	Total	490.86	0.61	3.00	6,609

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
25

ORE RESERVE BY OPERATION / PROJECT (ATTRIBUTABLE) - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2020	Category	million	g/t	Tonnes	Moz
Kibali	Proved	9.12	4.34	39.58	1.27
	Probable	25.28	3.66	92.51	2.97
	Total	34.41	3.84	132.09	4.25
Iduapriem	Proved	7.67	1.16	8.93	0.29
	Probable	38.20	1.32	50.38	1.62
	Total	45.87	1.29	59.32	1.91
Obuasi	Proved	—	—	—	—
	Probable	31.53	8.62	271.63	8.73
	Total	31.53	8.62	271.63	8.73
Siguiri	Proved	17.55	0.62	10.94	0.35
	Probable	55.99	0.86	47.90	1.54
	Total	73.53	0.80	58.84	1.89
Geita	Proved	—	—	—	—
	Probable	28.04	2.59	72.68	2.34
	Total	28.04	2.59	72.68	2.34
Cerro Vanguardia	Proved	5.26	1.71	9.01	0.29
	Probable	11.05	1.87	20.64	0.66
	Total	16.31	1.82	29.65	0.95
AGA Mineração	Proved	3.13	3.69	11.58	0.37
	Probable	10.92	3.88	42.35	1.36
	Total	14.06	3.84	53.93	1.73
Serra Grande	Proved	2.71	2.75	7.45	0.24
	Probable	4.29	2.81	12.04	0.39
	Total	6.99	2.79	19.49	0.63
Gramalote	Proved	—	—	—	—
	Probable	62.46	0.86	53.60	1.72
	Total	62.46	0.86	53.60	1.72
Quebradona	Proved	—	—	—	—
	Probable	112.72	0.69	77.31	2.49
	Total	112.72	0.69	77.31	2.49
Sunrise Dam	Proved	11.08	1.52	16.88	0.54
	Probable	8.67	2.18	18.89	0.61
	Total	19.74	1.81	35.77	1.15
Tropicana	Proved	15.34	1.12	17.16	0.55
	Probable	19.05	2.18	41.50	1.33
	Total	34.39	1.71	58.66	1.89
AngloGold Ashanti	Proved	71.85	1.69	121.54	3.91
	Probable	408.20	1.96	801.43	25.77
	Total	480.05	1.92	922.97	29.67

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
26

ORE RESERVE BY OPERATION / PROJECT (ATTRIBUTABLE) - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2020	Category	million	%Cu	Tonnes	Mlb
Quebradona	Proved	—	—	—	—
	Probable	112.72	1.25	1.41	3,105
	Total	112.72	1.25	1.41	3,105
AngloGold Ashanti total	Proved	—	—	—	—
	Probable	112.72	1.25	1.41	3,105
	Total	112.72	1.25	1.41	3,105

Rounding of figures may result in computational discrepancies.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
27

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent Auditor’s review report on the condensed consolidated financial statements for the year ended 31 December 2020 to the shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited contained in the accompanying preliminary report on pages 29 to 51, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2020 and the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and selected explanatory notes.

Directors’ Responsibility for the condensed consolidated financial statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of AngloGold Ashanti Limited for the year ended 31 December 2020 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha – Director
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
18 February 2021

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
28

GROUP - INCOME STATEMENT

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2020	2019	2020	2019
US Dollar million	Notes	Unaudited	Unaudited	Reviewed	Reviewed

Continuing operations
Revenue from product sales	2	2,464	1,943	4,427	3,525
Cost of sales	3	(1,409)	(1,363)	(2,699)	(2,626)
(Loss) gain on non-hedge derivatives and other commodity contracts		(4)	1	(19)	5
Gross profit		1,051	581	1,709	904
Corporate administration, marketing and other expenses		(32)	(41)	(68)	(82)
Exploration and evaluation costs		(68)	(60)	(124)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		—	(3)	(1)	(6)
Other (expenses) income	4	(29)	(58)	(57)	(83)
Operating profit		922	419	1,459	621
Interest income		18	9	27	14
Dividends received		2	—	2	—
Foreign exchange losses		(18)	(11)	—	(12)
Finance costs and unwinding of obligations	5	(91)	(80)	(177)	(172)
Share of associates and joint ventures' profit	6	159	89	278	168
Profit (loss) before taxation		992	426	1,589	619
Taxation	7	(417)	(188)	(625)	(250)
Profit (loss) for the period from continuing operations		575	238	964	369
Discontinued operations
Profit (loss) from discontinued operations	8	(32)	(361)	7	(376)
Profit (loss) for the period		543	(123)	971	(7)

Allocated as follows:
Equity shareholders
- Continuing operations		564	234	946	364
- Discontinued operations		(32)	(361)	7	(376)
Non-controlling interests
- Continuing operations		11	4	18	5
		543	(123)	971	(7)

Basic profit (loss) per ordinary share (cents) (1)
Earnings per ordinary share from continuing operations		135	56	225	87
Earnings (loss) per ordinary share from discontinued operations		(8)	(86)	2	(90)
Basic profit (loss) per ordinary share (cents)		127	(30)	227	(3)

Diluted profit (loss) per ordinary share (cents) (2)
Earnings per ordinary share from continuing operations		135	56	225	87
Earnings (loss) per ordinary share from discontinued operations		(8)	(86)	2	(90)
Diluted profit (loss) per ordinary share (cents)		127	(30)	227	(3)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the twelve months ended 31 December 2020 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Ms Alexandra Strobl (CA (SA)), the Group's VP: Finance. This process was supervised by Mr Ian Kramer (CA (SA)), the Group's Interim Chief Financial Officer and Ms Kandimathie Christine Ramon (CA (SA)), the Group's Interim Chief Executive Officer. The financial statements for the twelve months ended 31 December 2020 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
29

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Profit (loss) for the period	543	(123)	971	(7)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (1)	50	2	38	—

Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations (1)	34	(7)	(16)	4
Net gain on equity investments	45	13	98	6
Actuarial gain recognised	10	2	10	2
Deferred taxation thereon	1	—	(6)	2
	90	8	86	14

Other comprehensive (loss) income for the period, net of tax	140	10	124	14

Total comprehensive income (loss) for the period, net of tax	683	(113)	1,095	7

Allocated as follows:
Equity shareholders
- Continuing operations	697	244	1,121	378
- Discontinued operations	(25)	(361)	(44)	(376)
Non-controlling interests
- Continuing operations	11	4	18	5
	683	(113)	1,095	7

(1) Exchange differences arising on translation of foreign and non-foreign operations have been restated to reflect those that will be reclassified subsequently to profit or loss and those that will not be reclassified subsequently to profit or loss. Refer to note 16.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
30

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Dec	Dec
		2020	2019
US Dollar million	Note	Reviewed	Reviewed

ASSETS
Non-current assets
Tangible assets		2,884	2,592
Right of use assets		142	158
Intangible assets		131	123
Investments in associates and joint ventures		1,651	1,581
Other investments		188	76
Inventories		69	93
Trade, other receivables and other assets		235	122
Deferred taxation		7	105
Cash restricted for use		31	31
		5,338	4,881

Current assets
Other investments		—	10
Inventories		733	632
Trade, other receivables and other assets		229	250
Cash restricted for use		42	33
Cash and cash equivalents		1,330	456
		2,334	1,381
Assets held for sale	8	—	601
		2,334	1,982

Total assets		7,672	6,863

EQUITY AND LIABILITIES
Share capital and premium	10	7,214	7,199
Accumulated losses and other reserves		(3,519)	(4,559)
Shareholders' equity		3,695	2,640
Non-controlling interests		45	36
Total equity		3,740	2,676

Non-current liabilities
Borrowings		1,789	1,299
Lease liabilities		116	126
Environmental rehabilitation and other provisions		731	697
Provision for pension and post-retirement benefits		83	100
Trade, other payables and provisions		8	15
Deferred taxation		246	241
		2,973	2,478

Current liabilities
Borrowings		142	734
Lease liabilities		37	45
Trade, other payables and provisions		627	586
Taxation		153	72
		959	1,437
Liabilities held for sale	8	—	272
		959	1,709

Total liabilities		3,932	4,187

Total equity and liabilities		7,672	6,863

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
31

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2020	2019	2020	2019
US Dollar million	Note	Unaudited	Unaudited	Reviewed	Reviewed
Cash flows from operating activities
Receipts from customers		2,431	1,952	4,411	3,535
Payments to suppliers and employees		(1,267)	(1,202)	(2,583)	(2,433)
Cash generated from operations	12	1,164	750	1,828	1,102
Dividends received from joint ventures		94	44	148	77
Taxation refund		—	—	—	7
Taxation paid		(265)	(153)	(431)	(228)
Net cash inflow (outflow) from operating activities from continuing operations		993	641	1,545	958
Net cash inflow (outflow) from operating activities from discontinued operations		56	63	109	89
Net cash inflow from operating activities		1,049	704	1,654	1,047

Cash flows from investing activities
Capital expenditure		(394)	(439)	(701)	(703)
Interest capitalised and paid		(10)	(6)	(17)	(6)
Acquisition of intangible assets		(1)	—	(1)	—
Dividends from other investments		9	—	9	—
Proceeds from disposal of tangible assets		3	1	3	3
Other investments acquired		(4)	(9)	(8)	(9)
Proceeds from disposal of other investments		—	—	9	3
Investments in associates and joint ventures		—	(3)	—	(5)
Proceeds from disposal of joint ventures		26	—	26	—
Loans advanced to associates and joint ventures		—	—	—	(3)
Loans repaid by associates and joint ventures		12	17	12	23
Proceeds on disposal of discontinued assets and subsidiaries		200	—	200	—
Recognition of joint operation - cash		2	—	2	—
Increase in cash restricted for use		(2)	(16)	(9)	—
Interest received		18	9	27	14
Net cash inflow (outflow) from investing activities from continuing operations		(141)	(446)	(448)	(683)
Net cash inflow (outflow) from investing activities from discontinued operations		(14)	(25)	(31)	(54)
Cash in subsidiaries sold and transferred to held for sale		1	(6)	3	(6)
Net cash outflow from investing activities		(154)	(477)	(476)	(743)

Cash flows from financing activities
Proceeds from borrowings		700	14	2,226	168
Repayment of borrowings		(1,499)	(41)	(2,310)	(123)
Repayment of lease liabilities		(24)	(22)	(47)	(42)
Finance costs - borrowings		(43)	(60)	(110)	(128)
Finance costs - leases		(4)	(4)	(8)	(9)
Other borrowing costs		(15)	—	(33)	—
Dividends paid		(3)	—	(47)	(43)
Net cash inflow (outflow) from financing activities from continuing operations		(888)	(113)	(329)	(177)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	—	—
Net cash outflow from financing activities		(888)	(113)	(329)	(177)

Net increase in cash and cash equivalents		7	114	849	127
Translation		31	—	25	—
Cash and cash equivalents at beginning of period		1,292	342	456	329
Cash and cash equivalents at end of period		1,330	456	1,330	456

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
32

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year			(12)				(12)	5	(7)
Other comprehensive income (loss)				8	2	4	14		14
Total comprehensive income (loss)	—	—	(12)	8	2	4	2	5	7
Shares issued	28						28		28
Share-based payment for share awards net of exercised		(10)					(10)		(10)
Dividends paid			(27)				(27)		(27)
Dividends of subsidiaries							—	(16)	(16)
Transactions with non-controlling interests		(4)					(4)	4	—
Translation		1	(2)				(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit (loss) for the year			953				953	18	971
Other comprehensive income (loss)				92	10	22	124		124
Total comprehensive income (loss)	—	—	953	92	10	22	1,077	18	1,095
Shares issued	15						15		15
Share-based payment for share awards net of exercised		(3)					(3)		(3)
Dividends paid			(38)				(38)		(38)
Dividends of subsidiaries							—	(9)	(9)
Recognition of joint operation			4				4		4
Transfer on disposal and derecognition of equity investments			6	(6)			—		—
Translation		(3)	2		1		—		—
Balance at 31 December 2020	7,214	77	(2,341)	131	1	(1,387)	3,695	45	3,740
(1) Foreign currency translation reserve includes a loss of $101m relating to the sale of the South African operations that will not re-cycle through the Income
Statement. Of the remaining balance, a loss of $1,295m relates to further balances that will not re-cycle through the Income Statement on disposal of the non-foreign operations, and a gain of $9m relating to the foreign operations that will re-cycle through the Income Statement on disposal, (refer to note 16).

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
33

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	1,504	1,232	2,769	2,203
Australia	551	435	989	851
Americas	694	545	1,211	1,000
	2,749	2,212	4,969	4,054
Equity-accounted joint ventures included above	(344)	(318)	(647)	(615)
Continuing operations	2,405	1,894	4,322	3,439
Discontinued operations - South Africa	174	310	408	554
	2,579	2,204	4,730	3,993

By-product revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	2	2	4	3
Australia	2	2	3	3
Americas	55	46	99	81
	59	50	106	87
Equity-accounted joint ventures included above	—	(1)	(1)	(1)
Continuing operations	59	49	105	86
Discontinued operations - South Africa	—	1	1	1
	59	50	106	87

Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	827	818	1,572	1,601
Australia	374	312	705	632
Americas	378	437	764	822
Corporate and other	6	4	(2)	(1)
	1,585	1,571	3,039	3,054
Equity-accounted joint ventures included above	(176)	(208)	(340)	(428)
Continuing operations	1,409	1,363	2,699	2,626
Discontinued operations - South Africa	113	247	287	479
	1,522	1,610	2,986	3,105

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
34

Segmental reporting (continued)

Gross profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	679	416	1,201	605
Australia	179	125	286	221
Americas	365	156	532	265
Corporate and other	(4)	(5)	(2)	1
	1,219	692	2,017	1,092
Equity-accounted joint ventures included above	(168)	(111)	(308)	(188)
Continuing operations	1,051	581	1,709	904
Discontinued operations - South Africa	64	65	83	79
	1,115	646	1,792	983

Amortisation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	163	195	349	367
Australia	89	88	160	173
Americas	92	97	163	177
Corporate and other	1	—	2	3
	345	380	674	720
Equity-accounted joint ventures included above	(53)	(63)	(104)	(137)
Continuing operations	292	317	570	583
Discontinued operations - South Africa	—	31	—	61
	292	348	570	644

Capital expenditure

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	208	260	397	410
Australia	85	91	143	149
Americas	118	115	217	195
Continuing operations	411	466	757	754
Discontinued operations - South Africa	15	30	35	60
	426	496	792	814
Equity-accounted joint ventures included above	(17)	(27)	(56)	(51)
	409	469	736	763

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
35

Segmental reporting (continued)

Total assets

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Reviewed	Reviewed

South Africa	—	697
Continental Africa	3,956	3,514
Australia	1,044	972
Americas	1,626	1,427
Corporate and other	1,046	253
	7,672	6,863

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
36

Notes
for the six months and year ended 31 December 2020

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares interim financial statements for the six months ended 30 June and 31 December as well as annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2019, except for the adoption of new or amended standards applicable from 1 January 2020, which had no material impact on the financial statements of the group.

The condensed consolidated interim financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the year ended 31 December 2020. These financial statements should be read in conjunction with AngloGold Ashanti Limited's (the "Company") audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2019.

All notes are from continuing operations unless otherwise stated.

2    Revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Gold income	2,405	1,894	4,322	3,439
By-products	59	49	105	86
Revenue from product sales	2,464	1,943	4,427	3,525

3    Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Cash operating costs	1,023	947	1,881	1,831
Royalties	99	79	181	137
Other cash costs	7	7	12	13
Total cash costs	1,129	1,033	2,074	1,981
Retrenchment costs	1	2	2	4
Rehabilitation and other non-cash costs	2	29	32	53
Amortisation of tangible assets	267	295	521	538
Amortisation of right of use assets	24	21	47	42
Amortisation of intangible assets	1	1	2	3
Inventory change	(15)	(18)	21	5
	1,409	1,363	2,699	2,626

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
37

4    Other expenses (income)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Care and maintenance	—	26	—	47
Government fiscal claims, cost of old tailings operations and other expenses	10	16	20	21
Guinea public infrastructure contribution	—	8	—	8
Pension and medical defined benefit provisions	5	5	8	9
Royalty income	—	(2)	—	(3)
Royalty receivables impaired	3	—	2	—
Brazilian power utility refund	—	—	—	(16)
Retrenchment and related costs	—	(2)	—	3
Legal fees and project costs	6	8	9	11
Refund from insurance claim	—	—	(5)	—
Other indirect taxes	5	(1)	23	3
	29	58	57	83

5    Finance costs and unwinding of obligations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Finance costs - borrowings	64	63	130	133
Finance costs - leases	4	5	8	10
Unwinding of obligations	23	12	39	29
	91	80	177	172

The interest included within finance costs is calculated at effective interest rates.

6    Share of associates and joint ventures' profit (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Revenue	358	319	677	616
Operating costs and other expenses	(179)	(226)	(353)	(452)
Profit on sale of joint ventures (2)	19	—	19	—
Net interest (paid) received	(1)	5	5	10
Profit before taxation	197	98	348	174
Taxation	(38)	(22)	(70)	(35)
Profit after taxation	159	76	278	139
Net impairment reversal of investments in associates	—	13	—	23
Net impairment reversal of investments in joint ventures	—	—	—	6
	159	89	278	168
(1) Following an amendment to the Gramalote joint venture shareholders agreement, the joint arrangement classification was reassessed. The updated facts and circumstances indicate that the joint venture changed to a joint operation during the period. As a result, the group recognises its share of revenue, expenses, assets and liabilities of the joint operation.

(2) The profit on sale of joint ventures includes the profit on sale of Sadiola of $14m, Morila of $4m and Chuscal of $1m.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
38

7    Taxation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

South African taxation
Normal taxation	—	—	1	—
Deferred taxation
Other temporary differences (1)	87	(2)	74	(18)
Change in estimated deferred tax rate	—	(14)	—	(14)
	87	(16)	75	(32)

Foreign taxation
Normal taxation	328	207	553	299
Prior year (over) under provision	7	3	8	(1)
Deferred taxation
Temporary differences	13	(14)	9	(28)
Prior year (over) under provision	(6)	(3)	(6)	1
Change in estimate	(12)	9	(14)	9
Change in statutory tax rate	—	2	—	2
	330	204	550	282

	417	188	625	250
(1) Included in other temporary differences in South African taxation are deferred tax assets of $78m, which were derecognised during the fourth quarter of 2020;
$9m thereof as part of the disposal of the South African assets and the remaining $69m on consideration of future recoverability.

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $8m (2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $20m (2019: $25m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
39

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $86m1 (2019: $88m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $76m (2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit for the 2018 year of assessment claiming a tax liability of $15m. The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $8m (attributable) (2019: $12m (attributable)). An amount of $4m relating to the years 2014 to 2016 was paid in settlement of $10m of tax claims during the second half of 2020.

Tanzania - Geita
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2019 amounting to $254m (2019: $164m), including additional tax assessments of $94m received in 2020. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid various amounts under protest. Management has objected and appealed through various levels of the legislative processes. Management is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19

As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA). Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic. Management continues to evaluate these tax measures and applies them when appropriate.

1 Includes reduction of overall exposure by $76m (2019: $76m) as described.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
40

8    Discontinued operations and assets and liabilities held for sale

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"). Following receipt of all regulatory approvals, the transaction closed on 30 September 2020. Consideration for the transaction was $200 million in cash and deferred payments subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. The deferred compensation is payable as follows:

1.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and
2.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The transaction included the following assets and liabilities:
•The Mponeng mine and its associated assets and liabilities;
•The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;
•Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and
•Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The transaction excluded the silicosis obligation of $61m and the post-retirement medical obligation of $77m relating to South African employees, which were both retained by AngloGold Ashanti.

The South African producing assets and related liabilities sold to Harmony are treated as a discontinued operation. AngloGold Ashanti incurred a loss of $81m after tax on the disposal of the South African portfolio.

Sale of interest in the Sadiola Mine

On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation ("IAMGOLD"), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. ("SEMOS") to Allied Gold Corp ("Allied Gold"). SEMOS' principal asset is the Sadiola Mine located in the Kayes region of Western Mali.

On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD, completed the sale of their entire interests in SEMOS to Allied Gold (the “Transaction”).

Prior to the completion of the Transaction, a dividend of US$20m was declared and paid by SEMOS pro rata to its shareholders. AngloGold Ashanti received a cash dividend of $8.2m.

Upon completion, AngloGold Ashanti received $25m from Allied Gold and the Republic of Mali. Subsequently, AngloGold Ashanti received an agreed additional consideration of $1.8m.

In terms of the Transaction, AngloGold Ashanti and IAMGOLD remain entitled to the following deferred consideration:

•$25m ($12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”);
•$25m ($12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP; and
•$2.5m ($1.25m each to AngloGold Ashanti and IAMGOLD) in the event a favourable settlement is achieved by SEMOS in the litigation pending before the Malian courts.

The profit from the disposal of AngloGold Ashanti’s entire interest in SEMOS is $14m (including the dividend received) and will be recognised in AngloGold Ashanti’s financial statements for the financial year ended 31 December 2020. Prior to the completion of the Transaction and the dividend declaration, AngloGold Ashanti’s net carrying value for SEMOS, on an attributable basis, was $20m and was included in the Continental Africa segment.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
41

Discontinued operations
The results of the South Africa disposal group for the period ended 31 December are presented below:

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Revenue from product sales	174	311	409	555
Cost of sales	(113)	(247)	(287)	(479)
Gain (loss) on non-hedge derivatives and other commodity contracts	3	1	(39)	3
Gross profit	64	65	83	79
Other expenses	(7)	(25)	(23)	(44)
Derecognition of assets and (loss) profit on disposal of assets	(83)	4	(80)	(3)
Impairment (loss) reversal recognised on remeasurement to fair value less costs to sell	—	(549)	17	(549)
(Loss) profit before taxation	(26)	(505)	(3)	(517)
Normal and deferred taxation on operations	(4)	(18)	—	(23)
Deferred taxation on impairment loss (reversal), derecognition and profit on disposal of assets	(1)	162	(1)	164
Deferred taxation on unrealised movement on derivatives and other commodity contracts	(1)	—	11	—
Total (loss) profit from discontinued operations	(32)	(361)	7	(376)

The major classes of assets and liabilities of the South African disposal group were as follows:

	30 September 2020	31 December 2019
US Dollar million	Unaudited	Reviewed

Tangible assets and right of use assets	359	429
Other investments	76	84
Inventories	75	37
Trade, other receivables and other assets	5	4
Deferred taxation	40	15
Cash and cash restricted for use	—	12
Assets held for sale	555	581

Lease liabilities	2	3
Environmental rehabilitation and other provisions	198	211
Trade and other payables	55	58
Liabilities held for sale	255	272
Net assets held for sale	300	309

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.
The investment in SEMOS of $20m as at 31 December 2019 was included in assets held for sale.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
42

Impairment of South African assets

At 30 June 2020, an impairment reversal of $17m and taxation on impairment reversal of nil was recognised to increase the carrying amount of the assets in the disposal group to their fair value less costs to sell.

Loss on the sale of the South African assets

The loss on the sale of the South African assets was calculated as follows:

US Dollar million

Held for sale assets derecognised	555
Held for sale liabilities derecognised	(255)
Net carrying value derecognised	300
Less:
Cash consideration	(200)
Costs to sell	8
Deferred compensation asset	(28)

Loss on sale of assets before taxation	80
Deferred taxation on sale of assets	1
Loss on sale of assets after taxation	81

9    Headline earnings

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	532	(127)	953	(12)
Net impairment (impairment reversal) on held for sale assets	—	550	(17)	549
Taxation on net impairment (impairment reversal) on held for sale assets	—	(164)	—	(165)
Derecognition of assets (1)	—	1	—	10
Loss on disposal of discontinued operations	83	—	80	—
Taxation on loss on disposal of discontinued operations	1	—	1	—
Profit on disposal of joint ventures (1)	(19)	—	(19)	—
Net loss (profit) on disposal of tangible assets (1)	(1)	(1)	2	(3)
Headline earnings	596	259	1,000	379

Headline earnings per ordinary share (US cents)(2)	142	62	238	91
Diluted headline earnings per ordinary share (US cents) (3)	142	62	238	91

(1) Tax effect has not been disclosed as the tax is less than $1m.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	416,795,238	415,092,408	416,399,307	414,407,622
Fully vested options	2,000,820	2,914,815	2,634,209	3,942,155
Weighted average number of shares	418,796,058	418,007,223	419,033,516	418,349,777
Dilutive potential of share options	423,822	—	447,934	—
Dilutive number of ordinary shares	419,219,880	418,007,223	419,481,450	418,349,777

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
43

10    Share capital and premium

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Reviewed	Reviewed
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—
30,000,000 C redeemable preference shares at no par value	—	—
	23	23

Issued and fully paid:
416,890,087 (December 2019: 415,301,215) ordinary shares in issue of 25 SA cents each	17	17
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—
	17	17
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—
	17	17

Share premium
Balance at beginning of year	7,235	7,208
Ordinary shares issued	15	27
	7,250	7,235
Less: held within the group
Redeemable preference shares	(53)	(53)
Balance at end of year	7,197	7,182
Share capital and premium	7,214	7,199

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
44

11    Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities (1) )
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,033	2,050
Proceeds from borrowings	2,226	168
Repayment of borrowings	(2,310)	(123)
Finance costs paid on borrowings	(114)	(122)
Interest charged to the income statement	115	127
Other borrowing cost	(15)	—
Deferred loan fees	4	(7)
Reclassification of finance leases to lease liabilities	—	(60)
Translation	(8)	—
Closing balance	1,931	2,033

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	114	122
Capitalised finance costs	(17)	(6)
Commitment fees, utilisation fees and other borrowing costs	13	12
Total finance costs paid	110	128

(1) Changes in lease liabilities arising from financing activities include an increase (decrease) in lease liabilities due to translation of amounts into US Dollars of
$7m (2019: ($2m)).

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
45

12    Cash generated from operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Profit (loss) before taxation	992	426	1,589	619
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(10)	(1)	—	(6)
Amortisation of tangible and right of use assets	291	316	568	580
Amortisation of intangible assets	1	1	2	3
Finance costs and unwinding of obligations	91	80	177	172
Environmental, rehabilitation and other expenditure	(30)	2	(50)	(6)
Impairment and derecognition of assets and (profit) loss on disposal	(1)	1	(1)	3
Other expenses (income)	19	28	51	41
Interest income	(18)	(9)	(27)	(14)
Share of associates and joint ventures' profit	(159)	(89)	(278)	(168)
Other non-cash movements	34	13	35	43
Movements in working capital	(46)	(18)	(238)	(165)
	1,164	750	1,828	1,102

Movements in working capital:
(Increase) decrease in inventories	(12)	(43)	(83)	(67)
(Increase) decrease in trade and other receivables	(88)	(51)	(163)	(138)
Increase (decrease) in trade, other payables and provisions	54	76	8	40
	(46)	(18)	(238)	(165)

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
46

13    Financial risk management activities

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Investments and other non-current assets
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) and fair value through profit and loss (FVTPL) as "Other investments" are carried at fair value in level 1 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value. During the second half of 2020, the Company concluded a 10-year $700m bond offering, priced at 3.75% per annum. The bonds were issued on 1 October 2020 with semi-annual coupons payable in April and October each year and the bonds are repayable on 1 October 2030.

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Reviewed	Reviewed

Carrying amount	1,931	2,033
Fair value	2,131	2,135

Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

	Dec 2020				Dec 2019
	Reviewed				Reviewed
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVTPL (1)				—	21			21
Other equity securities FVOCI	186			186	82			82
Deferred compensation asset			28	28

(1) Included in equity securities - FVTPL are amounts transferred to held for sale as at 31 December 2019. During 2020 the sale of South African assets (previously classified as held for sale), was concluded.

Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:
a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $28m is being recognised in the statement of financial position as at 31 December 2020. If the weighted number of ounces used in the weighted probability calculation increases with 10% over the period calculated, the asset value would increase with approximately $3m and if the weighted number of ounces used in the weighted probability calculation decreases with 10% over the period calculated the value of the asset would decrease with approximately $3m. The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of reserves. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
47

31 December 2020, no portion of deferred compensation below infrastructure has been included in the loss on disposal of assets of discontinued operations.

Level 2 financial liabilities
The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Gold
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap. At 31 December 2020 the group had no commitments against future production potentially settled in cash.

At 31 December 2020, a realised loss of $14m was incurred.

Oil
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap.

In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap. At 31 December 2020 the group had no commitments potentially settled in cash.

At 31 December 2020, a realised loss of $5m was incurred.

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $8m for a current carrying value of the liability of AUD $144m. At Iduapriem, we have provided a bond comprising of a cash component of $10m with a further bond guarantee amounting to $37m issued by Ecobank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54m. At Obuasi, we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued amongst Stanbic Bank Ghana Limited, $20m and United Bank for Africa Ghana Limited (UBA), $10m for a current carrying value of the liability of $205m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
48

14    Capital commitments

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Reviewed	Reviewed

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	120	161

(1) Includes the group's attributable share of capital commitments relating to associates and joint ventures and nil (2019 : $7m) relating to discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15    Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities at 31 December 2020 and 31 December 2019 are detailed below:

Contingencies and guarantees

	Dec 2020	Dec 2019
US Dollar million	Reviewed	Reviewed
Contingent liabilities
Litigation – Ghana (1) (2)	97	97

	97	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. On 1 May 2020, the Ghana Arbitration Centre notified the parties that the Tribunal has granted the Claimant’s request to adjourn the proceedings indefinitely to enable the parties to explore possible settlement.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

Previously disclosed contingencies

Other

Groundwater pollution - AngloGold Ashanti had previously identified groundwater contamination plumes at certain of its South African operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies were undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group instituted processes to reduce future potential seepage and it was demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggested, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
49

contamination. Upon completion of the sale of the remaining South African producing assets to Harmony Gold Company Limited (Harmony Gold) effective 30 September 2020, Harmony Gold became liable for the obligation.

Deep groundwater pollution - The group had previously identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources and Energy. Upon completion of the sale of the remaining South African producing assets to Harmony Gold effective 30 September 2020, Harmony Gold became liable for the obligation of deep groundwater pollution pertaining to the South African assets. In view of current information, the group has concluded that the risk with regards to deep groundwater pollution with respect to other underground mine operations in Continental Africa is considered to be remote.

16    Restatement of prior year disclosures

Statement of Comprehensive Income

During 2020, the group completed the sale of its South African operations, including several South African subsidiaries. As a result of the sale, the Foreign Currency Translation Reserve (FCTR) balance was reassessed. It was determined that the FCTR which had originated from non-foreign operations would not recycle through the income statement. (Non-foreign operations are those entities with the same functional currency (ZAR) as the AngloGold Ashanti Limited parent company, which is different to the group presentation currency (USD).) The Statement of Comprehensive Income previously disclosed all foreign currency translation differences as “Items that will be reclassified subsequently to profit or loss”. As a result of the reassessment, the FCTR has been split between “Items that will be reclassified subsequently to profit or loss” and “Items that will not be reclassified subsequently to profit or loss”. The comparatives have been restated to include the corrected disclosure.

The adjustment has no impact on reported totals in the Statement of Comprehensive Income of Profit (loss) for the period; Other comprehensive income (loss) for the period, net of tax; Total comprehensive income (loss) for the period, net of tax; or on earnings per share or headline earnings per share for the period.

	Six months		Six months	Year		Year
	ended		ended	ended		ended
	Dec 2019		Dec 2019	Dec 2019		Dec 2019
US Dollar Million	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Profit (loss) for the period	(123)	—	(123)	(7)	—	(7)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5)	7	2	4	(4)	—

Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	—	(7)	(7)	—	4	4
Net gain (loss) on equity investments	13		13	6	—	6
Actuarial gain recognised	2	—	2	2	—	2
Deferred taxation thereon	—	—	—	2	—	2
	15	(7)	8	10	4	14
Other comprehensive (loss) income for the period, net of tax	10	—	10	14	—	14
Total comprehensive income (loss) for the period, net of tax	(113)	—	(113)	7	—	7

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
50

17 COVID-19 pandemic

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. These steps have been in line with the Company's values, the requirements of the countries in which we operate, and guidelines provided by the World Health Organisation (WHO). The health and wellbeing of our employees and our host communities remains our key priority.

The Company continues to conduct increased screening and surveillance of employees, allowing only essential travel. Mandatory quarantine has been instituted for arriving travelers and increased hygiene awareness campaigns and facilities, are present across its operations. These protocols are in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions. Our thoughts and prayers are with the families, colleagues and loved ones of those who have been impacted by the virus.

The impact on production in 2020 from COVID-19 was estimated at 140,000oz, and its impact on AISC was estimated at $55/oz, or about 5% (of this, $22/oz is estimated to be related to costs incurred and $33/oz to lost production). Consumable inventory levels were increased at certain operations to mitigate potential supply chain challenges resulting from the pandemic.

As of 18 February 2021, all of AngloGold Ashanti’s mines are operating normally subject to updated protocols and various travel restrictions, except for Cerro Vanguardia which is currently running at between 60% to 80% mining capacity due to continuing inter-provincial travel restrictions in Argentina, which prevent certain employees getting to site.

Second waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. As with the first wave, the current increase in cases is being countered by government-imposed movement restrictions, including mandatory isolation and quarantine measures. Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current conditions.

18        Announcements and subsequent events

Announcements

Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited ("Harmony"), subject to the fulfilment of certain conditions. The sale transaction was completed on 30 September 2020, after the initial cash payment of $200m was received. Refer to note 8.

Sale of Interest in Morila Mine - On 10 November 2020, AngloGold Ashanti together with its joint venture partner Barrick Gold Corp completed the sale of their interests in Morila Limited, which owns 80% of the Morila Gold Mine in Mali, to Firefinch Limited (previously named Mali Lithium Limited) for $28.8m cash. The net proceeds to AngloGold Ashanti’s account were $3.6m taking into consideration shareholder loans and intercompany payables.

Sale of Interest in Sadiola Mine - On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD Corporation (“IAMGOLD”) completed the sale of their entire interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) to Allied Gold Corp (80%) and the Republic of Mali (2%). AngloGold Ashanti and IAMGOLD each received cash proceeds of $27m in addition to a cash dividend of $8.2m received shortly prior to completion. AngloGold Ashanti and IAMGOLD remain entitled to deferred consideration of $52.5m. Refer to Note 8.

Dividend declaration – On 2 November 2020, AngloGold Ashanti announced that it will pay shareholders 20% of its free cash flow before accounting for capital expenditure in growth projects, up from 10% previously. The Company will also double the frequency of payouts from the current annual dividend declaration, to semi-annual payments from 2021 onwards.

By order of the Board

M RAMOS KC RAMON              I Kramer
Chairman Interim Chief Executive Officer Interim Chief Financial Officer

18 February 2021

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
51

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.122 for the year ended 31 December 2020 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	705
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	564
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	416,890,087
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2021
Declaration date	Monday, 22 February
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 8 March
Last date to trade ordinary shares cum dividend	Tuesday, 9 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 10 March
Ordinary shares trade ex-dividend	Wednesday, 10 March
Record date	Friday, 12 March
Payment date	Friday, 26 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 10 March 2021 and Friday, 12 March 2021, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 8 March 2021 and Friday, 12 March 2021, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2021
Last date to trade ordinary shares cum dividend	Wednesday, 10 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 10 March
Ordinary shares trade ex-dividend	Thursday, 11 March
Record date	Friday, 12 March
Payment date	Friday, 26 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2021
Ex dividend on New York Stock Exchange	Thursday, 11 March
Record date	Friday, 12 March
Approximate date of currency conversion	Friday, 26 March
Approximate payment date of dividend	Monday, 5 April

Assuming an exchange rate of R14.70/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.48 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

2021
Last date to trade and to register GhDSs cum dividend	Wednesday, 10 March
GhDSs trade ex-dividend	Wednesday, 10 March
Record date	Friday, 12 March
Approximate payment date of dividend	Friday, 26 March

Assuming an exchange rate of R1/¢0.3973, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.2.8009 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
52

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received - continuing operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Gold income (note 2)	2,405	1,894	4,322	3,439
Adjusted for non-controlling interests	(52)	(41)	(95)	(77)
	2,353	1,853	4,227	3,362
Associates and joint ventures' share of gold income including realised non-hedge derivatives	344	318	647	615
Attributable gold income	2,697	2,171	4,874	3,977

Attributable gold sold excluding pre-production ounces - oz (000)	1,423	1,470	2,741	2,852
Price received per unit - $/oz	1,895	1,477	1,778	1,394

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
53

B    All-in sustaining and All-in costs - continuing operations 2

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,409	1,363	2,699	2,626
By-product revenue (note 2)	(59)	(49)	(105)	(86)
Cost of sales	1,350	1,314	2,594	2,540
Realised other commodity contracts	1	—	5	—
Amortisation of tangible, intangible and right of use assets (note 3)	(292)	(317)	(570)	(583)
Adjusted for decommissioning and inventory amortisation	4	3	4	1
Corporate administration and marketing related to current operations	32	41	67	82
Associates and joint ventures' share of costs	122	145	237	292
Lease payment sustaining	35	25	61	51
Sustaining exploration and study costs	7	11	15	31
Total sustaining capital expenditure	298	245	497	436
All-in sustaining costs	1,557	1,467	2,910	2,850
Adjusted for non-controlling interests and non-gold producing companies	(35)	(31)	(67)	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,522	1,436	2,843	2,790

All-in sustaining costs	1,557	1,467	2,910	2,850
Non-sustaining project capital expenditure	113	221	260	318
Non-sustaining lease payments	1	1	2	1
Non-sustaining exploration and study costs	60	55	112	89
Care and maintenance (note 4)	—	26	—	47
Corporate and social responsibility costs not related to current operations	27	29	33	38
Other provisions	—	1	—	2
All-in costs	1,758	1,800	3,317	3,345
Adjusted for non-controlling interests and non-gold producing companies	(37)	(33)	(70)	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	1,721	1,767	3,247	3,283

Attributable gold sold excluding pre-production ounces - oz (000)	1,423	1,470	2,741	2,852

All-in sustaining cost per unit - $/oz	1,069	977	1,037	978

All-in cost per unit - $/oz	1,209	1,202	1,185	1,151

2 Refer to the Supplementary report for Summary of Operations by mine.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
54

C    Total cash costs - continuing operations 3

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,129	1,033	2,074	1,981
By-product revenue (note 2)	(59)	(49)	(105)	(86)
Associates and joint ventures' share of total cash costs	121	145	229	292
Adjusted for non-controlling interests, non-gold producing companies and other	(32)	(27)	(59)	(53)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,159	1,102	2,139	2,134

Attributable gold sold excluding pre-production ounces - oz (000)	1,436	1,500	2,709	2,860

Total cash cost per unit - $/oz	807	735	790	746

D    Adjusted EBITDA - continuing operations 4

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Profit before taxation	992	426	1,589	619
Add back :
Finance costs and unwinding of obligations (note 5)	91	80	177	172
Interest income	(18)	(9)	(27)	(14)
Amortisation of tangible, intangible and right of use assets (note 3)	292	317	570	583
Other amortisation	—	1	6	6
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	89	78	168	149
EBITDA	1,446	893	2,483	1,515

Adjustments :
Foreign exchange losses	18	11	—	12
Impairment and derecognition of assets	—	1	—	3
Care and maintenance (note 4)	—	26	—	47
Retrenchment and related costs	—	3	2	7
Net loss on disposal of assets	—	2	1	3
Unrealised non-hedge derivative gain	(10)	(1)	—	(5)
Associates and joint ventures' share of costs	—	—	—	(2)
Profit on disposal of joint ventures	(19)	—	(19)	—
Dividend income	(2)	—	(2)	—
Realised loss on other commodity contracts	1	—	5	—
Adjusted EBITDA	1,434	935	2,470	1,580

3 Refer to the Supplementary report for Summary of Operations by Mine.
4 EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
55

E    Interest cover - continuing operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	1,434	935	2,470	1,580
Finance costs (note 5)	68	68	138	143
Capitalised finance costs	10	6	17	6
	78	74	155	149

Interest cover - times	18	13	16	11

F    Free cash flow

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2020	2019	2020	2019
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	1,049	704	1,654	1,047
Net cash outflow from investing activities	(154)	(477)	(476)	(743)
Finance costs (note 5)	(68)	(68)	(138)	(143)
Other borrowing costs	(15)	—	(33)	—
Repayment of lease liabilities	(24)	(22)	(47)	(42)
Movements in restricted cash	2	16	9	—
Acquisitions, disposals and other	3	—	3	2
Proceeds from sale of assets	(226)	—	(226)	—
Cash in subsidiaries disposed and transferred to held for sale	(1)	6	(3)	6
Free cash flow	566	159	743	127

G    Net asset value - cents per share

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Unaudited	Unaudited

Total equity	3,740	2,676

Number of ordinary shares in issue - million (note 10)	417	415
Net asset value - cents per share	897	644

Total equity	3,740	2,676
Intangible assets	(131)	(123)
	3,609	2,553

Number of ordinary shares in issue - million (note 10)	417	415
Net tangible asset value - cents per share	865	615

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
56

H    Adjusted net debt - continuing operations (1)

	As at	As at
	Dec	Dec
	2020	2019
US Dollar million	Unaudited	Unaudited

Borrowings - non-current portion	1,789	1,299
Lease liabilities - non-current portion	116	126
Borrowings - current portion	142	734
Lease liabilities - current portion	37	45
Total borrowings	2,084	2,204
Less cash and cash equivalents	(1,330)	(456)
Net debt	754	1,748

Adjustments:
IFRS16 lease adjustments	(106)	(119)
Unamortised portion of borrowing costs	22	16
Cash restricted for use	(73)	(64)
Adjusted net debt	597	1,581

Adjusted net debt to Adjusted EBITDA	0.24:1	1.00:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
57

Other information - Exchange rates

	Dec	Dec
	2020	2019
	Unaudited	Unaudited

ZAR/USD average for the year to date	16.45	14.44
ZAR/USD average for the half year to date	16.26	14.69
ZAR/USD closing	14.69	13.99

AUD/USD average for the year to date	1.45	1.44
AUD/USD average for the half year to date	1.38	1.46
AUD/USD closing	1.30	1.42

BRL/USD average for the year to date	5.15	3.94
BRL/USD average for the half year to date	5.39	4.05
BRL/USD closing	5.20	4.03

ARS/USD average for the year to date	70.71	48.29
ARS/USD average for the half year to date	76.67	55.00
ARS/USD closing	84.15	59.90

All-in sustaining costs and All-in costs - continuing operations
	Six months ended Dec	Six months ended Dec	Year ended Dec	Year ended Dec
	2020	2019	2020	2019
Per unit $/oz	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs	807	735	790	746
Corporate administration, exploration and evaluation, rehabilitation and inventory movements	23	45	54	61
Total sustaining capital expenditure	209	167	181	153
Sustaining leases	24	17	22	18
Other - stockpile adjustments and minorities	6	13	(10)	—
All-in sustaining costs	1,069	977	1,037	978
Non-sustaining project capital expenditure	80	150	95	111
Non-sustaining lease payments	1	1	1	—
Non-sustaining exploration, study costs	42	37	41	31
Care and maintenance	—	18	—	17
Corporate and social responsibility	17	19	11	14
All-in costs	1,209	1,202	1,185	1,151

Attributable gold sold excluding pre-production ounces - oz (000)	1,423	1,470	2,741	2,852

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
58

Margins on gold revenue - continuing operations
	Six months ended Dec	Six months ended Dec	Year ended Dec	Year ended Dec
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited
On total cash costs	57%	50%	56%	46%
On All-in sustaining costs	44%	34%	42%	30%
On All-in costs	36%	19%	33%	17%

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
59

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KC Ramon^  (Interim Chief Executive Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American
~Panamanian ^South African △Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

MML Mokoka
Group Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Preliminary Condensed Financial Information for the year ended 31 December 2020 - www.AngloGoldAshanti.com
60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 22, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance